FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

to

ANNUAL REPORT

of

KFW

(Name of Registrant)

and

KFW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED

(As of the close of the fiscal year) *

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

* The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

KfW
GENERAL
RECENT DEVELOPMENTS
BUSINESS
SHORT-TERM INDEBTEDNESS AND CAPITALIZATION
MANAGEMENT
EMPLOYEES
FINANCIAL SECTION
MANAGEMENT’S COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL STATEMENTS OF KFW
FINANCIAL STATEMENTS OF KFW BANKENGRUPPE
SUPPLEMENTARY INFORMATION ON FUNDED DEBT OF KFW BANKENGRUPPE(1)(2)
SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY ACCEPTED GERMAN AND UNITED STATES ACCOUNTING PRINCIPLES
SIGNATURES

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003, as subsequently amended, as follows:

     Exhibit (d) is hereby amended by replacing the third paragraph under the section “Presentation of Financial and Other Information” with the following text:

     “In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Bankengruppe” and “group” refer to KfW and its consolidated subsidiaries. The term “DtA” refers to the Deutsche Ausgleichsbank.”

     Exhibit (d) is hereby amended by replacing the section “Kreditanstalt für Wiederaufbau” with the following text:

”KFW

GENERAL

Overview

     KfW was established in 1948 as a public law institution (Anstalt des öffentlichen Rechts) by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW was established to distribute and lend funds of the European Recovery Program (the “ERP”, Marshall Plan). Today, having expanded and internationalized, KfW conducts its business in four principal areas: investment finance, export and project finance, promotion of developing countries (“financial cooperation”) and advisory and other services.

     In 2003, the former Deutsche Ausgleichsbank (“DtA”) merged into KfW. DtA, formed in 1950 as a public law institution, was active as a promotional bank particularly in the area of lending to small and medium sized enterprises and start-up businesses. The merger occurred pursuant to a law (the Förderbankenneustrukturierungsgesetz or “Promotional Bank Restructuring Act”) designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the “Understanding” reached with the European Commission in March 2002. For further information on the DtA merger and the Understanding with the European Commission, see “Relationship with the Federal Republic” and “Merger with DtA” below.

     In connection with the merger, KfW reorganized complementary business activities of the two institutions and re-branded its business lines under the umbrella brand name KfW Bankengruppe. However, KfW’s main business continues to be conducted through a single legal entity. KfW operates in the following business areas under the brand names noted in italics:

•	Investment finance:

•	KfW Förderbank (KfW Promotional Bank), offering financing products for housing, environmental, education and infrastructure projects;

•	KfW Mittelstandsbank (KfW SME Bank), promoting small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	Export and project finance:

•	KfW IPEX-Bank, offering customized financing for exports and project and corporate financings world-wide;

•	Financial cooperation:

•	KfW Entwicklungsbank (KfW Development Bank), dealing with KfW’s public sector development cooperation activities;

•	DEG Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company), financing private-sector investments in developing countries;

•	Advisory and other services.

     At December 31, 2004, KfW Bankengruppe had total assets of EUR 328.6 billion, including EUR 251.2 billion in loans outstanding. In addition, KfW Bankengruppe had EUR 61.4 billion in guarantees outstanding, of which an amount of EUR 54.9 billion relate to its PROMISE and PROVIDE programs. Of its EUR 251.2 billion in outstanding loans at December 31, 2004, EUR 183.8 billion were for investment finance, EUR 46.43 billion for export and project finance, and EUR 21.0 billion for financial cooperation.

     As a public law institution serving public policy objectives of the Federal Government, KfW is not subject to corporate taxes and does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support the growth in the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.

     KfW is organized under the Law Concerning Kreditanstalt für Wiederaufbau (the “KfW Law”) as a public law institution with unlimited duration. Its offices are located at Palmengartenstraße 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, as well as a liaison office to the European Union in Brussels.

Relationship with the Federal Republic

     Ownership. The Federal Republic holds 80% of KfW’s capital, and the German federal states (the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic or the Länder. Capital contributions have been and are expected to continue to be made to KfW in such proportions as to maintain the relative share of capital held by the Federal Republic and the Länder.

     Guarantee of the Federal Republic. The KfW Law was amended with effect from April 1, 1998 to provide expressly that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW or if KfW fails to make any payment required to be made under KfW’s guarantee, when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under this statutory guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

     Institutional Liability (“Anstaltslast”). Under the German administrative law principle of Anstaltslast, the Federal Republic has an institutional liability to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to perform its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

     Understanding with the European Commission. Pursuant to an understanding between the European Commissioner for Competition and the German Federal Ministry of Finance reached on March 1, 2002, Anstaltslast and the statutory guarantee of the Federal Republic of Germany will continue to be available to KfW, in light of the promotional activities for which KfW is responsible. The understanding acknowledges that KfW’s role in providing financing in particular for small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its co-operation with developing countries, is compatible with European Union (“EU”) prohibitions against state aid.

     In the area of export and project finance, the understanding with the Commission requires KfW to transfer to a legally separate subsidiary that portion of export and domestic and international project finance activities which the Commissioner has deemed to fall outside the scope of the promotional activities of KfW. While the legislative basis for the establishment of such subsidiary and the transfer of such export and project financing had to be adopted by March 31, 2004, the actual transfer of such activities to the subsidiary must be effected by December 31, 2007. As from that date, KfW may not fund the subsidiary at other than market rates of interest or extend to the subsidiary any benefits of Anstaltslast or the statutory guarantee. The subsidiary will have to obtain a banking license, be subject to the German Banking Act and be required to pay corporate taxes. KfW will continue to be permitted, however, to engage directly in the following export and project finance activities:

•	implementation of international promotional programs, such as the interest-rate subsidized programs CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding) (these are recognized as promotional activities in accordance with the OECD consensus);

•	participation in syndicated financing activities outside the EU, the European Economic Area and the countries currently being considered for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

     In order to formalize the understanding in accordance with the rules of the EC Treaty, the Commission transformed the understanding into a “decision” of the Commission. The Federal Republic has formally accepted the decision with respect to the understanding.

     Part of the Promotional Bank Restructuring Act implemented the understanding with the Commission and amended the KfW Law and by-laws accordingly. In anticipation of the creation of its new export and project finance subsidiary, KfW has developed the concept for the structure, organization and products of this subsidiary, which will be branded under the name “KfW IPEX-Bank”. In January 2004, KfW started testing the new structure and business concept of this activity as a bank-in-the-bank within KfW’s organization.

     Supervision. KfW is generally exempt from the requirements of the German Banking Act. Under the KfW Law, the Federal Ministry of Finance supervises KfW and monitors KfW’s compliance with applicable laws and KfW’s by-laws. These powers of supervision do not include the right to exercise influence over business decisions by the Board of Managing Directors or the Board of Supervisory Directors of KfW. KfW’s overall activities are supervised by its Board of Supervisory Directors, which was enlarged pursuant to the Promotional Bank Restructuring Act and now consists of seven Federal Ministers, seven appointees of the Bundesrat, seven appointees of the Bundestag and representatives of various sectors and institutions of the German economy. For more information on the Board of Managing Directors and the Board of Supervisory Directors, see “Management”.

     In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is also subject to an audit that meets the requirements of the Haushaltsgrundsätze-Gesetz (Budgeting and Accounting Act). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed in such a way as to enable the Board of Directors, the responsible Federal Department, and the Federal Court of Auditors to form their own opinion and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.

     Under the terms of the various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is also required to have an auditor to report on the proper discharge of KfW’s duties and the efficiency and the effectiveness of its administration.

Merger with DtA

     The Promotional Bank Restructuring Act became effective on August 22, 2003 and implemented the merger of DtA into KfW with retroactive effect as of January 1, 2003. The merger was effected by a transfer of the Federal Republic’s shares in DtA into a special capital reserve of KfW. No purchase price was paid by KfW in order to maintain the promotional potential of the merged institution. The integration of DtA’s SME-related businesses with those of KfW occurred in the first quarter of 2003, and KfW and DtA have offered their promotional programs jointly since January 2003. A new separately-branded KfW Mittelstandsbank was created within KfW to serve as a platform for all SME related financing instruments. In addition, a Mittelstandsrat (SME advisory council) was established at KfW, which consults and decides on proposals concerning KfW’s SME-related business, taking into consideration KfW’s overall business plan. The Mittelstandsrat is chaired by the Federal Minister of Economics and Labor and includes other members of the Federal Government.

     As is the case with KfW, the obligations of DtA benefited from the guarantee of the Federal Republic and the principle of Anstaltslast. The contribution of DtA’s share capital to KfW had no effect on the Guarantee of the Federal Republic or its institutional liability (Anstaltslast) to KfW.

RECENT DEVELOPMENTS

Preliminary results for the three months ended March 31, 2005

     The following information is based on preliminary unaudited figures. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year 2005.

     In the three months ended March 31, 2005, total commitments amounted to EUR 12.3 billion, remaining relatively stable compared with EUR 12.2 billion in the three months ended March 31, 2004. KfW Mittelstandsbank’s commitments increased by EUR 1.5 billion to EUR 4.2 billion in the first quarter of 2005 compared to the previous year’s first quarter, mainly due to two securitization transactions in the first quarter of 2005. The volume of commitments of KfW Förderbank amounted to EUR 5.6 billion in the first quarter of 2005 compared to EUR 7.1 billion in the first quarter of 2004. This decline was mainly due to the fact that no securitization transaction has yet taken place in 2005 and that two programs were terminated in the course of 2004. The volume of commitments of KfW Entwicklungsbank amounted to EUR 276 million in the first quarter of 2005, compared with EUR 247 million in the first quarter of 2004. KfW IPEX-Bank financed projects and exports in developing countries in the amount of EUR 2.1 billion in the first three months of 2005, compared with EUR 2.2 billion in the first three months of 2004.

BUSINESS

     KfW Bankengruppe conducts its business in four principal areas: investment finance, export and project finance, financial cooperation and advisory and other services. The following table shows the relative size of each of the investment finance, export and project finance and financial cooperation areas in terms of total loans outstanding and total loan commitments for each of the years indicated. The table also shows securitization commitments outstanding and securitization transactions made in each year. No loans or loan commitments are made in the advisory and other services area, given the nature of its business.

Loans And Loan Commitments By Business Area and securitization

	As of December 31,
	2004	2003
	(EUR in millions)
Loans outstanding
Investment finance(1)	183,823	172,805
Export and project finance(2)	46,387	49,524
Financial cooperation	20,992	21,855

Total	251,202	244,183

Loan commitments(3)
Investment finance	33,271	36,765
Export and project finance	11,820	11,443
Financial cooperation	1,775	1,266

Total	46,866	49,474

Securitization commitments outstanding(4)	56,361	46,521
Securitization transactions(5)	15,131	21,858

(1)	Excludes project financings within Germany. 2003 figures are reclassified accordingly.

(2)	Includes project financings within Germany. 2003 figures are reclassified accordingly.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (including guarantees) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Totals may not add due to rounding.

(4)	For more information on KfW’s securitization activities, see “ — Investment Finance — Securitization Programs” and “Notes to Financial Statements — Other Required Notes on Liabilities — Contingent Liabilities”.

(5)	Includes only transactions under the synthetic programs PROVIDE, PROMISE and PROCESS. For more information on these programs, see “ — Investment Finance — Securitization Programs”.

Investment Finance

     Within its investment finance business, KfW offers a broad range of loan programs in Germany and elsewhere in Europe, as well as loan securitization programs for banks, to support the economic and policy objectives of the Federal Government.

     Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financings in its investment finance business. In particular, KfW typically grants loans when other financial institutions are not in a position to offer long-term financing at interest rates acceptable to the borrower. In its traditional investment finance lending business, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which in turn on-lend the funds to the ultimate borrowers. By lending to commercial banks, KfW in principle insulates itself from credit exposure to the ultimate borrower, gains the benefit of the commercial banks’ knowledge of their customers, and effectively passes to the commercial banks the administrative cost of granting and servicing the loan. KfW monitors its exposure to, and the credit standing of, each banking institution to which it lends. In its investment finance business, KfW currently lends to approximately 200 banks, almost all of which are German commercial banks.

     The commercial banks to which KfW lends are permitted to on-lend the funds at fixed spreads over the applicable interest rate payable to KfW. Thus, borrowers can apply for a KfW promotional loan with their regular bank or with any other bank or savings bank of their choice. The intermediating bank appraises the financial and business situation of the applicant, takes security for the loan and assumes liability for repayment to KfW. Loans made by commercial banks are normally collateralized by real property or other assets or are guaranteed by the Federal Republic, by a government of one of the Länder or by a German municipality.

     In addition to its traditional loan programs, KfW extends so-called “global loans” to commercial banks to finance investments of SMEs and housing projects. Global loans are extended in the form of a lump sum, which the commercial bank breaks down and grants as individual loans. KfW expects that receiving banks will on-lend these funds within a reasonable period of time. In contrast to KfW’s program loans, global loans offer a more flexible loan structure as the mode of repayment may be agreed individually between the bank and its customer, and the interest rate may be variable or fixed. The interest rate for the ultimate borrower is composed of KfW’s funding rate to the bank plus an individual risk-adjusted margin. The margin is determined by the ultimate borrower’s creditworthiness, which is determined on the basis of the bank’s rating system. The bank and KfW agree on the methodology used for the calculation of the margin. Global loans result in lower administrative costs for both KfW and the on-lending promotional institution or commercial bank compared with KfW’s traditional lending programs.

     Included among KfW’s many German commercial banking on-lending customers are the 11 German Landesbanken, which are German public law financial institutions benefiting from government credit support (Gewährträgerhaftung) and whose functions have traditionally focused on the banking business for and in the German federal state (Land) in which they operate. According to a settlement reached with the European Commission in 2001, the Landesbanken will cease to benefit from the government credit support in July 2005. KfW’s long-term receivables from on-lending operations vis-à-vis Landesbanken amounted to EUR 42 billion at December 31, 2004. Even prior to this settlement, KfW’s credit-line management with respect to the Landesbanken took into consideration the individual financial strength of each institution. In addition, most of the loans to the Landesbanken are and will also in future be secured by collateral. Therefore, KfW believes that the risk profile of its bank loan portfolio will not substantially increase as a result of the settlement between the European Commission and the Landesbanken.

     Another focus of KfW’s investment finance business is cooperation with the promotional institutions of the federal states (Landesförderinstitute) in their on-lending activities, partly by way of extending global loans. Many of the promotional institutions were initially part of the German Landesbanken. In order to comply with the decision of the European Commission to separate commercial and promotional business activities, many of these institutions became, or are currently in the process of becoming, independent public law institutions that benefit from explicit government guarantees.

     In 2004, KfW’s principal investment finance activities included the provision of funding to SMEs under its KfW Mittelstandsbank brand and financing for other government policy objectives under its KfW Förderbank brand. The following table shows KfW’s commitments for investment finance in Germany and elsewhere in Europe for each of the years indicated:

Investment Finance Commitments(1)

	As of December 31,
	2004	2003
	(EUR in millions)
Total commitments in Germany and elsewhere in Europe	48,440.1	58,648.2
KfW Mittelstandsbank	13,971.2	13,796.7
Promotional Loans	10,232.8	10,312.3
Loan Programs	9,285.9	9,013.0
of which global loans	2,764.8	3,211.2
Mezzanine Programs	618.8	988.1
Equity Participation Programs	328.1	311.1
PROMISE(2)	3,738.4	3,484.4

KfW Förderbank	34,468.9	44,851.5
Promotional Loans	23,038.3	26,452.7
Housing Investment Programs	11,929.5	15,442.2
of which global loans	2,887.0	3,670.0
Education Programs	811.6	777.9
Municipal Infrastructure Programs	4,195.3	4,682.7
of which global loans		150.0
Environmental Investment Program	2,165.5	4,020.8
Global loans to Landesförderinstitute	3,936.5	1,529.1

PROVIDE(3)	11,430.6	18,398.8

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in the totals are due to rounding.

(2)	Includes guarantees in the amount of EUR 38 million and EUR 26 million in 2004 and 2003, respectively.

(3)	The figure for 2004 includes commitments for a transaction called EPIC in the amount of EUR 559 million and the figure for 2003 includes commitments under the PROCESS platform in the amount of EUR 1,524 million. See below under “Securitization Programs”.

     To support the German and European economies, KfW committed a volume of EUR 48.4 billion (including securitization transactions) in 2004, a decrease of 17% compared to the previous year. While commitments by KfW Mittelstandsbank remained stable, there was a decline in the PROVIDE securitization program and various promotional loan programs of KfW Förderbank. The volume of commitments by the KfW Mittelstandsbank and the KfW Förderbank amounted to EUR 14.0 billion and EUR 34.5 billion, respectively.

KfW Mittelstandsbank (KfW SME Bank)

     Under its KfW Mittelstandsbank programs, KfW provides funding for SMEs in the form of loan financing, mezzanine financing and equity participation programs. At EUR 10.2 billion, the volume of commitments for SME loans in 2004 remained stable at approximately prior year’s level.

     Based on statistics published by the Institute for SME research in Bonn (Institut für Mittelstandsforschung Bonn), in 2003 SMEs contributed 41.2% to the total turnover generated in Germany and 99.7% of all companies in Germany were SMEs. In 2003, 70.2% of all employees in the private sector in Germany were employed by SMEs. Under the definition used by the Institute for SME research, companies with a maximum of an annual turnover of EUR 50 million are considered SMEs. The criteria used for some of KfW’s lending programs differ from this definition and vary between the various programs. In particular, some programs are open to enterprises with an annual group turnover of up to EUR 500 million, in which the public sector does not hold a majority stake, and thereby cover larger SMEs that are typical for Germany’s economy.

     Under some of the SME loan programs, KfW shares part of the risk with the intermediate commercial bank or the equity investor. KfW’s risk under these programs is covered or compensated in different ways: by a risk pool funded by the Federal Government or KfW, by risk premiums or by guarantees from the Federal

Government, the Länder or the European Investment Fund (EIF). Under the Equity Participation Programs, in particular, KfW typically retains a portion of the risk on the relevant loan.

     In response to changing market trends for SME funding, KfW has commenced a process of reworking and renewing its SME financing programs. This process has as its aim the revision of KfW’s existing SME programs so that they are more flexible, meeting the needs of SMEs operating in both the “old” and the “new” economies.

     As part of this process, KfW has developed rating models for SMEs and is seeking to tailor the terms and conditions of its lending to take into account each borrower’s risk profile and the collateral securing the loan in order to provide better correlation between yield and risk weighting. Risk-differentiation based on rating was first implemented in November 2002 with the “Capital for Work” program under which KfW extended mezzanine loans. Since April 2004, risk-differentiated rating has been applied in the successor program Unternehmerkapital.

     Effective April 1, 2005, KfW also implemented risk-adjusted pricing for most of its promotional loan programs, which means that the on-lending banks can determine the applicable credit margin within a certain range set by KfW. As a result, on-lending banks are now bearing the full credit risk of the end-borrower in these loan programs. KfW continues to take on own risk in its mezzanine program Unternehmerkapital, equity participation programs and in special programs for investments of micro-enterprises and innovative investments.

     In addition, KfW extends global loans in its SME business, providing on-lending banks with a more flexible financing instrument. KfW is implementing other measures to reduce the costs to its commercial bank partners of providing SME finance.

     Loan Programs. At EUR 9.3 billion, the volume of commitments under KfW’s SME loan programs increased slightly compared to the previous year, despite a decrease of global loan agreements with banks to fund SME’s activities from EUR 3.2 billion in 2003 to EUR 2.8 billion in 2004.

     Of all SME loan programs, the Unternehmerkredit (entrepreneurial loan) program is the most important one with a volume of EUR 5.7 billion in 2004. The Unternehmerkredit program was introduced in September 2003, and offers financing for all kinds of investments, such as construction and purchase of machinery.

     SME loans also include KfW’s “Acquisition Finance” program, pursuant to which KfW participates in the financing of mergers and acquisitions of SMEs. Commitments in 2004 under this program amounted to EUR 236 million, compared with EUR 223 million in 2003.

     Mezzanine Programs. Under its Mezzanine Programs, KfW extends mezzanine capital in form of unsecured subordinated loans, which contain quasi-equity elements combining characteristics of debt and equity capital. The on-lending bank is not liable to KfW for the subordinated loan. In addition to prevailing rates in the capital markets, the interest rate of the subordinated loan takes account of the borrower’s credit standing. The company’s creditworthiness is assessed by the on-lending bank, but KfW reserves the right to review and, if necessary to revise the bank’s assessment by applying KfW’s own rating standards.

     To reflect the growing importance of quasi-equity forms of financing to SMEs, KfW reorganized its mezzanine financing activities in the first quarter of 2004, and integrated its mezzanine products into the “Unternehmerkapital” (entrepreneurial capital) program. This program consists of three separate financing products that are designed to meet the special financing needs of start-up businesses, companies in their initial growth phase and established firms.

     In 2004, the volume of commitments in the “Unternehmerkapital” programs totaled EUR 619 million. This represents a decline by about one-third compared to the previous year, which was mainly due to less demand for mezzanine loans.

     Equity Participation Programs. KfW provides loans to equity investors, typically private equity companies and venture capital companies. These investors in turn make equity investments in SMEs. In addition, KfW provides new equity for innovative SMEs by direct investment, provided that a private investor provides at least the same amount in equity.

     KfW has recently restructured its equity participation programs, and currently new equity is provided through the ERP-Startfonds program. Until recently, KfW’s subsidiary tbg GmbH (“tbg”) (acquired in the merger with the former DtA) also provided equity funding. In connection with the restructuring, tbg’s programs were terminated.

     The programs through which KfW funds equity investments in start-ups and innovative SMEs have been particularly affected by the economic downturn of the last years. KfW’s commitments under its equity investment programs declined substantially from EUR 1,075 million in 2000 to EUR 311 million in 2003. However, there has been continued consolidation in the international risk capital-markets and there are signs that the negative development came to a halt in 2004. In 2004, KfW’s commitments increased slightly to EUR 328 million.

KfW Förderbank (KfW Promotional Bank)

     Under its KfW Förderbank programs, KfW provides housing related loans as well as financing for other government policy objective such as municipal infrastructure, environmental protection and education finance. Most of the loans of the KfW Förderbank programs are extended to private individuals. In 2004, the commitments under the KfW Förderbank programs amounted to EUR 34.5 billion, including securitizations, a decline of 23% compared to the previous year. This decline was mainly a result of decreased demand for housing related loans and securitization transactions under KfW’s PROVIDE program.

     Housing. KfW’s housing programs provide funds for the promotion of home ownership, for repairs and modernization, and for the reduction of CO2 emissions.

     In terms of loan commitments, the Home Ownership Promotion Program is KfW’s most important housing program. Pursuant to this program any individual who purchases or builds housing in Germany for his own use can obtain a promotional loan. In 2004, KfW Förderbank committed EUR 4.6 billion under the Home Ownership Promotion Program, supporting an additional 84,892 owner-occupied houses and apartments. Compared to the previous year, the volume of loans in this program decreased by 39%. After a year with a notably high level of commitments in 2003 resulting from strong demand for KfW Förderbank’s home-ownership program — mainly due to political discussions about the abolishment of special government benefits for homeowners — the level of commitments in 2004 returned to normal.

     KfW’s Housing Modernization Program 2003, which was launched in April 2003 as part of the Federal Government’s program to boost the economy, was closed as scheduled at the end of 2004. The interest rates under this program were subsidized by funds provided by the Federal Government. The program promoted modernization and rehabilitation projects all over Germany in owner-occupied and rented residential buildings. In 2004, KfW Förderbank committed EUR 1.8 billion under this Housing Modernization Program. In total, KfW Förderbank granted more than 100,000 loans with a commitment volume of EUR 4.2 billion, including commitments extended until end of March 2005 for applications filed in 2004, since inception of this program.

     KfW’s CO2 Building Rehabilitation Program and CO2 Reduction Program aims at reducing energy consumption in residential buildings constructed prior to 1979. Under these programs, KfW Förderbank committed a total of EUR 2.7 billion for climate protection investments in 2004, of which EUR 1.38 billion was used for the renewal of heating systems (including the use of renewable energy sources) and the improvement of thermal insulation and EUR 120 million for the construction of energy saving houses. The CO2 Building Rehabilitation Program makes use of federal funds to subsidize interest rates.

     In addition, KfW extended global loans to banks for on-lending to private home owners in the amount of EUR 2.9 billion in 2004, a decline from EUR 3.7 billion in 2003. Global loans to commercial banks in Germany declined significantly due to less demand for global loans as a result of an improvement of refinancing conditions for commercial banks in 2004. This decline was partially offset by an increase in global loans to banks in Europe (outside Germany), which KfW began offering in 2004. As global loans involve a small number of transactions but with high volume, a slight decrease or increase in the number of transactions can have a relatively high impact on the total volume.

     Following the termination of the Housing Modernization Program 2003, effective January 1, 2005, KfW restructured the programs it offers in the areas of construction, housing and climate protection, creating three new programs: Housing Modernization, Ecological Construction and Solar Power Generation. As part of the program restructuring, the KfW CO2 Reduction Program was closed and its previous activities were integrated into the new programs.

     The “Housing Modernization” program finances CO2 reduction and modernization measures in residential buildings. With this program KfW Förderbank continues to provide long-term financing for measures that are relevant for climate protection and for energy saving modernization measures in all existing residential buildings.

     Under the “Ecological Construction” program KfW Förderbank supports the construction of highly energy-efficient new buildings (energy-saving houses and passive houses) and the use of renewable energies for heating in new buildings.

     The new “Solar Power Generation” program was designed to finance photovoltaic systems, which require a KfW loan of up to EUR 50,000.

     Education. Under its Education Programs, KfW supports students and employees in advanced occupational training. In 2004, KfW committed a volume of EUR 812 million, an increase of 4% compared to the previous year.

     Infrastructure. Under the KfW Infrastructure Program, KfW promotes investments in municipal infrastructure. The KfW Infrastructure Program specifically targets infrastructure projects of municipalities and companies it owns and operates. In 2004, EUR 4.2 billion were granted under the KfW Infrastructure Program for municipal infrastructure projects. Of this amount, EUR 3.2 billion were granted under the special fund “Growth Impulses”, which was set up as a special fund in April 2003 to supplement KfW’s Infrastructure Program by offering Government funded loans at particularly low interest rates. In 2003 and 2004, a total amount of EUR 6.5 billion was granted under this special fund. In September 2004, the “Growth Impulses” fund was closed as scheduled.

     Environmental Protection/Renewable Energies. Under its environmental protection programs, KfW finances environmental protection measures by private companies. In 2004, KfW committed a volume of EUR 2.2 billion under these two programs, a 46% decrease compared to the previous year. This decline was mainly due to a reduction of demand for loans offered under the ERP Environmental Protection and Energy Savings Program and Environmental Program caused by a decrease in the national market for wind energy turbines and due to the expiration of the Solar Electricity program in the course of 2003.

     Global loans to “Landesförderinstitute”. In 2004, KfW extended global loans to promotional institutions owned by the Länder in the amount of EUR 3.9 billion for the funding of investments. The significant increase compared to 2003 was due to the fact that more Landesförderinstitute used global loans as a flexible refinancing instrument for extending promotional loans.

Securitization Programs

     Synthetic Programs. In 2000, in order to foster the promotion of SMEs through the support of the on-lending German commercial banks, by easing the transfer of credit risk on their SME loans to the capital markets, KfW established a synthetic securitization program known as PROMISE (Program for “Mittelstand” — Loan Securitization). Through 2004, KfW securitized fourteen portfolios of commercial German banks in the aggregate amount of EUR 21.1 billion under this program. In 2001, KfW also established PROVIDE, a synthetic securitization program for residential mortgages. Under this program, KfW securitized twenty-six portfolios of German mortgage banks in the aggregate amount of EUR 42.5 billion from 2001 through 2004. Through these programs, KfW has contributed decisively to the establishment of “SME loans” and “private residential mortgages” as new asset classes in the German capital market. In addition to these programs, KfW has concluded two other projects in 2003 and 2004, one known as PROCESS Home 2003, under which it securitized a portfolio consisting of residential mortgages and small commercial mortgages in the amount of EUR 1.5 billion and the other called EPIC, under which it securitized the risk related to private loans for public infrastructure investments in the United Kingdom in the amount of EUR 0.6 billion.

     All transactions realized under PROMISE, PROVIDE and PROCESS to date have followed a standardized structure, whereby KfW acts as intermediary credit default swap provider between on-lending commercial banks and mortgage banks on one side and the capital market on the other side. As such, KfW generally enters into a credit-default swap with the originating bank to provide cover for specified credit risks of the assets being securitized. KfW then contractually lays off the risks assumed under the credit-default swap to third parties by (i) entering into further credit-default swaps with highly rated credit institutions (or, upon provision of highly rated collateral, other financial institutions); and (ii) issuing credit-linked certificates of indebtedness held by a special purpose vehicle (SPV) as collateral against the SPV’s obligations under mirroring credit-linked notes, or CLNs, issued by the SPV to investors. KfW may also, in individual cases, issue debt instruments to the SPV that are not credit-linked, relying on a separate credit-default swap with the SPV to lay off a portion of the risk assumed by KfW under its credit-default swap with the originating bank.

     The proceeds from the sale of the CLNs are used by the SPV to purchase the certificates of indebtedness issued by KfW. KfW uses the cash proceeds from the SPV to pay its principal payment obligations to the SPV under its certificates of indebtedness and, to the extent obligations arise in respect of the portion of KfW’s credit-default swap with the originating bank that relates to the certificates, to the originating bank. KfW’s potential obligation under the credit-default swap with the originating bank is disclosed as a contingent liability in KfW’s financial statements.

     True Sale Initiative. In July 2003, 13 German and international banks, including KfW, (the “Initiators”) joined forces to develop a market for so-called true sale securitization transactions in Germany (the “True Sale Initiative”, or the “Initiative”). The Initiative promoted the development of the legal framework and established the necessary infrastructure for such securitization transactions.

     The infrastructure consists of two elements: The first element is “True Sale International GmbH” (or “TSI GmbH”), a company with limited liability that serves as a service provider for the securitization industry in Germany. Its primary task is to promote asset backed securities transactions and to certify them as true sale transactions meeting certain quality standards.

     The second element is a “securitization platform” that may be used by any interested bank, including banks not participating in the Initiative or TSI GmbH. This securitization platform comprises three non-profit foundations (charitable trusts) whose function is to become the shareholders of separate, insolvency remote special purpose vehicles (SPVs). The SPVs are created for individual transactions in which the SPV buys the portfolio to be securitized from a bank, financing such purchase by issuing tradable securities collateralized through the portfolio (i.e., asset-backed securities), which are sold to investors in the capital markets.

     KfW’s role in the Initiative was to act as a neutral coordinator and to provide the expertise it has gained in recent years in securitization transactions to strengthen Germany as a financial centre. KfW is one of the 13 stakeholders in TSI GmbH, holding a 7.7% stake. KfW is also the founder of the charitable trusts forming part of the securitization platform. KfW does not give any guarantee or similar support to TSI GmbH or the charitable trusts.

     In November 2004, the first transaction under the True Sale Initiative was completed for Volkswagen Bank GmbH and was certified by TSI GmbH.

KfW IPEX-Bank

     The activities of KfW IPEX-Bank include project and corporate financing within Germany and abroad, as well as export financing. KfW IPEX-Bank operates on a worldwide basis and offers the full range of short and long term financing including structured financing and lease-financing. As part of KfW IPEX-Bank’s strategy to expand the present product portfolio, in January 2005, KfW acquired a 50% stake in IKB Immobilien Leasing GmbH to develop independent lease finance operations. In addition, KfW IPEX-Bank established new departments for its mezzanine products and syndication activities.

     Loans in this area are generally extended directly to the ultimate borrower, with KfW IPEX-Bank frequently making a significant portion of its loans at its own risk. KfW IPEX-Bank extends loans to companies in various industry sectors, such as basic industry, manufacturing industry, commerce, health and shipping industry.

     In the export and project finance area, KfW IPEX-Bank increasingly cooperates with other financial institutions. In 2004, approximately 62% of its export and project finance commitments were made together with other banks extending commitments on identical terms. In some cases, KfW IPEX-Bank may also arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through so-called “risk-participations”, for which KfW IPEX-Bank pays a fee to the bank assuming the risk.

     In 2004, total loan commitments amounted to EUR 11.9 billion, of which EUR 5.7 billion were commitments for financings within Germany and EUR 6.2 billion for financings in other countries.

     In accordance with the understanding between the European Commissioner for Competition and the German Federal Ministry of Finance reached in March 2002, KfW is required, by no later than December 31, 2007, to transfer to a legally separate subsidiary that portion of its export and domestic and international project finance activities which the Commissioner has deemed to fall outside the scope of the promotional activities of KfW. See “— General — Relationship with the Federal Republic — Understanding with the European Commission”.

     In 2003, KfW started to implement this understanding and set up a separate business unit under the brand name KfW IPEX-Bank, which is organized as a bank-in-the-bank within KfW and is responsible for all lending activities at purely commercial terms and conditions in competition with other financial institutions. In 2004, KfW continued the institutional structuring of KfW-IPEX Bank’s activities, completing its preparation for independent compliance with applicable banking law and regulation and the organizational and functional separation of various activities including treasury, controlling and risk management. Establishment of internal accounting is underway. KfW expects the successful separation to be completed on schedule.

     The following table shows the volume of KfW IPEX-Bank’s commitments divided by sectors, for each of the years indicated. In 2004, KfW IPEX-Bank reorganized the structure of its sectors. The sector Industry was split into the two separate sectors Basic Industries and Manufacturing Industries, Commerce, Health. In addition, from 2004, the Natural Resources sector has been included in the Basic Industries sector. The 2003 figures have not been reclassified to reflect these changes.

KfW IPEX Bank(1)

	As of December 31,
	2004	2003
	(EUR in millions)
Basic Industries	1,968	—
Manufacturing Industries, Commerce, Health	2,395	2,640
Power, Renewables, Water	1,224	1,831
Telecommunications, New Media	736	552
Natural Resources	—	521
Shipping	2,557	1,669
Rail and Road	1,270	1,706
Aviation	879	1,689
Airports and Harbors, Construction Industries	534	751

Refinancing Facility for AKA(2)	257	84
thereof:
from ERP special fund	82	34
from market funds	175	50
Total commitments(3)	11,820	11,443
Grant commitments	95	83

(1)	Commitments represent the volume of funds committed for loans and other business transactions (including grants and guarantees) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Totals may not sum due to rounding.

(2)	AKA (Ausfuhrkreditgesellschaft mbH) is a consortium of German banks active in export financing.

(3)	Loan commitments include guarantees of EUR 1,870 million in 2004 and EUR 885 million in 2003. Guarantees increased significantly in 2004 as a result of KfW’s increased offering of short-term guarantees.

     In 2004, commitments for project and corporate financings within Germany declined slightly to EUR 5.7 billion compared to EUR 6.1 billion in 2003. Project and corporate financings within Germany included loans to manufacturing and service companies, projects in the shipping and energy sectors and land based traffic infrastructure, of which the manufacturing industries, commerce and shipping accounted for a major part of new commitments in 2004.

     In 2004, KfW IPEX-Bank’s commitments to other countries than Germany amounted to EUR 6.2 billion compared to EUR 5.4 billion in 2003. The increase in new commitments in export and project finance to other countries mainly reflects improved market conditions in certain areas, such as shipping and manufacturing industries.

     KfW IPEX-Bank divides its export and project finance business to countries outside Germany into two categories:

•	medium- and long-term loans for the financing of the export of German and other European capital goods to foreign buyers, including related deliveries from other, mainly European, countries (so-called “supply-tied loans”); and

•	loans not tied to the purchase of products from the Federal Republic that finance direct investments by German companies, corporate financings, as well as loans that finance projects by foreign borrowers which nevertheless serve German or European interests (so-called “untied loans”).

     In 2004, supply-tied loans amounted to EUR 2.4 billion, of which 27% related to deliveries from other, mainly European, countries. Untied loans amounted to EUR 3.7 billion, compared to EUR 3.5 billion in 2003.

     Supply-tied loans are generally secured by collateral and often benefit from a payment guarantee or other security arrangement acceptable to KfW IPEX-Bank. Traditionally, a substantial portion of the supply-tied loans were guaranteed by the Federal Republic through EULER HERMES Kreditversicherungs AG, the official German export credit insurer (“HERMES”). HERMES insurance can cover a maximum of 95% of KfW IPEX-Bank’s risk, with the result that the portion covered becomes the equivalent of a German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that it does not exceed a certain portion of the total delivery for which a supply-tied loan was extended. In addition to HERMES insurance, KfW IPEX-Bank frequently obtains a guarantee from a foreign export credit agency or a government instrumentality in the buyer’s country.

     In recent years, for borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has increasingly extended loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. Further, even where HERMES coverage is sought, KfW IPEX-Bank frequently extends loans on which the insured portion is less than 95%. As of December 31, 2004, KfW IPEX-Bank’s outstanding supply-tied loans amounted to EUR 23.9 billion, roughly 45% of which were guaranteed by HERMES.

     A significant portion of KfW IPEX-Bank’s untied loans is used to finance direct investments by German enterprises and other corporate financings. This area of business has become increasingly important to KfW in recent years. Untied loans are also used to acquire sources of raw materials for German industry and are conditioned upon raw material deliveries into the Federal Republic for the term of the loan. Other untied loans serve to co-finance large-scale infrastructure projects in the European transport sector. Untied loans extended to finance direct investments may benefit from an investment guarantee against political risk from the Federal Government if the host country risk is assessed to be substantial. As of December 31, 2004, KfW IPEX-Bank’s outstanding untied loans amounted to EUR 12.8 billion.

     The funds for KfW IPEX-Bank’s international project and export finance commitments are provided by KfW through borrowings in the capital markets and from public funds, including the ERP Special Fund. See “— Sources of Funds”. The ERP Special Fund is a revolving fund that, by law, may be used only to promote the German economy. In 2004, of the EUR 2.4 billion committed for supply-tied loans, EUR 2.1 billion (89%) was raised in the capital markets and EUR 121 million (5%) was supported by the ERP Special Fund. Untied loans are solely funded through borrowings in the capital markets.

     The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on KfW’s capital. In connection with the sale of ships, KfW IPEX-Bank provides subsidies for the benefit of the buyer that are financed from Federal budget funds. Because the Federal Republic is a member of the Organization for Economic Cooperation and Development (the “OECD”), loans financed with ERP Special Fund monies must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on such loans are also intended to cover, on average, all the risks of such loans as well as administrative costs and a return on capital. KfW IPEX-Bank also charges customary banking fees for reserving and providing financing and for handling. Foreign currency denominated loans are hedged through matched funding or other mechanisms. See “— Funding and Investment Policy”.

     After KfW IPEX-Bank has been spun off as a legally separate subsidiary in 2007, KfW will continue to fund KfW IPEX-Bank’s international project and export finance business at market rates based on a stand-alone rating for KfW IPEX-Bank. KfW IPEX-Bank intends to initiate a dialogue with ratings agencies ahead of the legal spin-off.

Financial Cooperation

     In its financial cooperation business, KfW provides on behalf of the Federal Republic financial assistance to developing countries and countries in transition, either under its KfW Entwicklungsbank (KfW Development Bank) brand, promoting mainly public sector development cooperation activities, or through DEG, promoting private-sector investments in developing countries.

KfW Entwicklungsbank (KfW Development Bank)

     In furtherance of the Federal Republic’s financial cooperation programs, KfW acts as an international development bank, extending loans and disbursing grants to foreign governments. To a large extent, these loans and grants are made, upon instructions from the Federal Government, from Federal budget funds provided to KfW. Grants, by their nature, do not appear on KfW’s balance sheet.

     KfW extends financial cooperation loans in three ways: First, KfW makes traditional financial cooperation loans that are extended for the account of the Federal Republic.

     In addition, KfW makes Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. Federal budget funds at low interest rates or grant funds are combined with funds from KfW refinanced in the capital market. For the majority of these loans, the portion refinanced with KfW funds are usually guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies and therefore meet the requirements for recognition as official development assistance. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms.

     Finally, KfW offers Financial Cooperation Promotional Loans (FZ-Förderkredite) which are funded through KfW funds only, are refinanced by KfW in the capital markets and do not include interest reduction elements from the federal budget.

     Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors can submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of such projects, for which the Federal Government pays fees to KfW, calculated as a percentage of outstanding loans and grants. Based on KfW’s appraisal and its recommendation, the Federal Government decides whether or not to fund the project. Upon a favorable decision and upon determination of the terms and conditions of the financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the liabilities would then be fully guaranteed by the respective recipient country.

     Financial cooperation loans and grants are disbursed in accordance with the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreements.

     The following table shows the volume of KfW’s financial cooperation commitments for each of the years indicated.

Financial Cooperation Commitments

	As of December 31,
	2004	2003
	(EUR in millions)
Total commitments	1,944	1,594
Loan commitments	1,212	760
Financial Cooperation Loans	298	227
Financial Cooperation Development Loans	754	287
of which federal funds	321	101
Financial Cooperation Promotional Loans	160	246
Grant commitments	713	757
Mandates(1)	18	77

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.

     The increase in total loan commitments by 63% was largely due to a substantial increase in Financial Cooperation Development Loans, which increased from EUR 287 million in 2003 to EUR 754 million in 2004 as a result of a large commitment entered into in 2004 for a power project in India.

     In 2004, Asia accounted for 40% of financial cooperation financing commitments, Europe/Caucasus for 20%, sub-Saharan Africa for 16%, Middle East/North Africa for 13%, and Latin America for 11%. The most significant commitments in 2004 were for projects for the development of social and economic infrastructure and projects for environmental and resource protection. Funds were also allocated to finance: small and medium-sized projects in industry and agriculture through local and regional development banks; the procurement of goods and services covering current civil import requirements; assistance to agencies that prepare, execute and initiate projects co-financed by KfW; and the training of local personnel to implement the projects.

     Project-tied commitments, which finance development projects and programs, amounted to EUR 1.9 billion in 2004. The greatest portion of this amount was committed to economic infrastructure projects, with commitments totaling EUR 749 million (39%) (2003: 23%). Social infrastructure projects accounted for EUR 585 million (30%) of project-tied commitments (2003: 38%). Commitments in the financial sector amounted to a volume of EUR 320 million (16%) (2003: 15%). Commitments for non-project tied aid, in the form of commodity aid to finance current imports, as well as structural assistance to support economic reforms in developing countries, amounted to EUR 43 million in 2004.

DEG Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company)

     In September 2001, KfW acquired Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) from the Federal Republic. DEG is a limited liability corporation that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition.

     DEG’s activities extend to various countries in Africa, Asia, Latin America and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term capital for private enterprises investing in developing countries and countries in transition. In addition, DEG provides both finance and consultancy services in customized packages on a project basis.

     DEG pursues four key economic aims in its private sector development policy:

•	Promoting direct investment, including with DEG’s own venture capital;

•	Providing long-term debt finance to investment projects;

•	Supporting pioneer investors in new countries and regions; and

•	Strengthening local capital markets through financial sector development.

     DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized finance, but instead offers finance solely on commercial terms and conditions. DEG also seeks to mobilize other partners to provide additional capital for investment in its projects.

     As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status pursuant to which only part of DEG’s activities are subject to corporate income tax. Like KfW, DEG does not distribute profits but instead rechannels them into new investments.

     The outstanding obligations of DEG as of the date of its acquisition by KfW were not assumed by KfW, but have been reflected in KfW’s consolidated balance sheet as from December 31, 2000. DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast. In June 2001, KfW and DEG entered into a refinancing agreement, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

     As of December 31, 2004, DEG had total assets of EUR 2,044 million, compared with EUR 1,734 million in 2003, and recorded net income of EUR 44 million, compared with EUR 41 million in 2003. DEG’s new commitments in 2004 amounted to EUR 563 million, compared with EUR 506 million in 2003. In addition, in 2004, commitments in the amount of EUR 38 million were made in connection with risk participations by third parties.

Advisory and Other Services

     Advisory and other services have gained importance for KfW in recent years. In its Berlin branch office, KfW maintains an Advisory Center to inform individuals, enterprises and government authorities about the various promotional programs of the Federal Government, the Länder governments, the EU and development banks. A separate information service is available to assist with financing and promotional plans for investment projects outside Germany.

     In addition to these activities, KfW provides services for and on behalf of the Federal Government in connection with activities associated with Germany’s reunification and certain privatization initiatives of the Federal Government. KfW also administers certain claims transferred to the Federal Government under the Unification Treaty between the Federal Republic and the former GDR, which came into force on September 29, 1990, and performs other services in connection with the assets and obligations taken over from the former GDR, including:

•	implementation of the Assistance with Old Debts Law;

•	administration of claims and disbursement of balances taken over from the former Staatsbank Berlin (“Staatsbank”); and

•	administration of the Currency Conversion Compensation Fund.

     KfW also supports the Federal Government’s cooperation with, and the provision of economic advice to, the governments of Central and Eastern European countries through coordination offices in eleven countries. In addition, KfW advises Central and Eastern European countries in establishing business promotion agencies and provides refinancing loans to promotional banks there.

     In furtherance of the privatization initiatives of the Federal Government, KfW has acquired and sold shares of both Deutsche Telekom AG and Deutsche Post AG in various transactions since 1997. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold plus a fee for its services.

     As to Deutsche Telekom AG, in 2004, KfW in the aggregate has acquired approximately 138 million shares from the Federal Government and sold approximately 200 million shares. In addition, KfW issued warrants to purchase approximately 63 million shares of Deutsche Telekom AG with various maturities ranging from six months to 18 months. If the warrants are fully exercised, KfW’s stake in Deutsche Telekom AG would be reduced by approximately 1.5% (based on the total share capital of Deutsche Telekom AG currently outstanding). As of March 31, 2005, KfW held a stake of approximately 15% in Deutsche Telekom AG. To KfW’s knowledge, the Federal Republic continued to hold a 23% stake in Deutsche Telekom AG as of December 2004.

     As to Deutsche Post AG, KfW in the aggregate has sold approximately 73 million shares in 2004 and acquired approximately 142 million shares from Federal Government in January 2005. In February 2005, KfW issued a 5-year Uridashi bond in the amount of EUR 1.1 billion exchangeable into approximately 57 million shares of Deutsche Post AG. If fully exchanged, KfW’s stake in Deutsche Post AG would be reduced by approximately 5.1% (based on the total share capital of Deutsche Post AG currently outstanding). As of March 31, 2005, KfW held a stake of approximately 49% in Deutsche Post AG. To KfW’s knowledge, the Federal Republic continued to hold a 7% stake in Deutsche Post AG as of January 2005.

     The Federal Government may sell to KfW further stakes in Deutsche Telekom AG or Deutsche Post AG in 2005. However, KfW expects its holdings in these shares to be reduced in the medium term.

Other Activities

     KfW holds all its shareholdings that are subject to German taxation through one investment holding company, the KfW Beteiligungsholding GmbH. As a result of the merger of DtA into KfW in 2003, DtA-Beteiligungs-Holding AG was merged into KfW Beteiligungsholding GmbH. As of December 31, 2004, the assets of KfW Beteiligungsholding GmbH consisted of a 37.8% stake in IKB Deutsche Industriebank AG and a 100% stake in the following entities: Finanzierungs- und Beratungsgesellschaft mbH (FuB), ASTRA-Grundstücksgesellschaft mbH and tbg GmbH, the latter formerly owned by DtA Beteiligungs-Holding AG.

     IKB. In December 2001, KfW increased its 0.9% stake in IKB Deutsche Industriebank AG, Düsseldorf, also known as IKB, through the acquisition of 33.2% of IKB’s outstanding share capital to 34.1%. As a result of the merger with DtA, KfW received an additional 3.7% of IKB’s outstanding share capital from DtA’s assets, increasing KfW’s total share in IKB to 37.8%. Stiftung Industrieforschung owns 11.7% and the remaining shares of IKB are publicly held.

     IKB’s activities include the provision of medium and long-term loans, equity and real estate financings and structured financings to SMEs, and of leasing services. Its activities are conducted primarily in Germany. IKB’s obligations do not benefit from a guarantee of the Federal Republic or from Anstaltslast. Joint activities of KfW and IKB currently include the promotion of mezzanine-debt and promissory notes, in particular in the area of acquisition financing and the financing of European SMEs. The total value of assets on IKB’s balance sheet as of March 31, 2004 amounted to EUR 37.0 billion.

Credit Risks

     The following table shows the credit support backing loans and guarantees (including securitization transactions under PROMISE, PROVIDE and PROCESS) extended by the consolidated KfW Bankengruppe at the dates set forth below. Only the portion of each loan or guarantee backed by the relevant credit support is included.

CREDIT SUPPORT(1)

	As of December 31,
	2004			2003
	(EUR in			(EUR in
	billions)		(%)	billions)		(%)
Total loans(2) and guarantees outstanding	312.6	(3)	100.0	295.2	(4)	100.0
Of which:
- Amounts guaranteed by the Federal Republic or insured by HERMES on behalf of the Federal Republic(5)	38.6	(6)	12.3	43.0		14.6
- Amounts that are the primary liability of Länder, municipal governments or local public authorities or that are guaranteed by one of the Länder governments	31.0		9.9	24.3		8.2
- Trust loans(7)	8.1		2.6	8.0		2.7
- Loan and guarantee amounts mostly to small and medium-sized German companies for which commercial banks assume primary liability to the KfW Bankengruppe(8)	140.4		44.9	134.0		45.4
- Securitization commitments outstanding for which commercial banks assume primary liability to the KfW Bankengruppe	56.3		18.0	46.5		15.7

- Loan(2) and guarantee amounts at the KfW Bankengruppe’s risk partially secured by collateral or other security arrangements customary in the banking business	38.2		12.2	39.5		13.4
of which:
Commercial risk to the KfW Bankengruppe after valuation of collateral and other security arrangements(9)(10)	26.7	(11)	8.5	27.7		9.4
Risk covered by collateral or other security arrangements (10)	11.5	(12)	3.7	11.8		4.0

(1)	Totals may not add due to rounding. All amounts include accrued interest and are net of reserves and provisions.

(2)	Includes loans extended in the private equity business.

(3)	Includes EUR 61.4 billion of guarantees provided by the KfW Bankengruppe.

(4)	Includes EUR 51.0 billion of guarantees provided by the KfW Bankengruppe.

(5)	Includes amounts guaranteed by other EU or OECD member states or insured by other credit export agencies.

(6)	Of which EUR 2.2 billion are guaranteed by other EU or OECD member states, and EUR 0.6 billion are insured by other credit export agencies.

(7)	Trust loans involve no risk to KfW, as they are made in KfW’s name but on behalf of, at the sole risk of and with funds provided entirely by, the entity for which they are made. Substantially all of such loans are made on behalf of the Federal Government. See “Notes to Financial Statements — Notes on the Assets — Loans and Advances to Banks and Customers and Loans on a Trust Basis and other Trust Business”.

(8)	Including global loans in Western Europe.

(9)	This position includes deductibles and uninsured portions of HERMES-covered loans, portions of loan and guarantee amounts secured by collateral but not covered by the expected safe market value of the collateral, and unsecured loans and guarantees. These figures also include loan amounts to foreign public borrowers/guarantors in countries that are not highly rated.

(10)	The collateral is valued by KfW and may be subject to future revaluations depending on the development of the value of the collateral.

(11)	Of which: promotional investment financing programs 22%, rail and road transport 16%, shipping 15%, aviation 12%, basic industries 9%, energy and environmental technology 9%, industry 8%, airports, seaports construction 5%, telecommunication 1%, and others 3%.

(12)	Of which EUR 4.5 billion relate to personal securities, and EUR 7.0 billion relate to physical securities.

Loan Loss Provisions

     The KfW Bankengruppe enters only into risks that it determines to be acceptable in the context of its current and future earnings. All risks entered into are assessed and provided for according to conservative standards. The risk of default is the main component, and it is partially limited due to the structure of the KfW Bankengruppe’s business as described below and as shown in the Credit Support table above.

     Generally, the intermediating banks to which KfW lends bear the risk on investment loans. For export and project finance loans, a great part of the risks is limited through Federal Government guarantees or through risk participations by commercial banks. For financial cooperation loans, agreements with the Federal Government largely exclude risks to KfW. Accordingly, since the public authorities and banks bear the main liability for loans extended by KfW in each of its main areas of business, only a relatively small portion of the risk remains with KfW in its lending business. This residual risk is largely covered by guarantees of domestic suppliers or foreign companies, or by mortgages and other asset-based collateral. KfW accepts only highly rated guarantees and annually reviews its collateral using conservative valuation principles. After such valuation, any remaining amount of loans and guarantees at commercial risk is the basis for evaluating identified and latent risks and making appropriate provisions.

     KfW controls the risks of default relating to loans and guarantees for which it has retained risk by means of an internal rating and evaluation process, in which the risks of individual borrowers and country risks are assessed separately.

     For loans and guarantees where KfW identifies a risk of default (so called impaired or non-performing loans), it makes an appropriate specific loss provision taking into account the potential amount of loss. The identification of impaired loans is based on the relevant current Basel II criteria for non-performing-loans and IAS/IFRS loss events. KfW reviews and adjusts its specific provisions for impaired loans on a quarterly basis. An additional provision is made for the remaining part of the exposure on impaired loans.

     For loans and guarantees in respect of which no specific risk of default is presently identifiable, KfW has general loan loss provisions for latent country risks and latent counterparty or project risks. Part of these general loan loss provisions are made pursuant to Section 340(g) of the German Commercial Code (Deutsches Handelsgesetzbuch (HGB), the “Commercial Code”) as described below. KfW adjusts its provisions for loan losses for latent risks at the end of each fiscal year as part of the annual loan portfolio rating process and believes its policy in this respect is prudent.

     In accordance with German GAAP, the aggregate amount for loan loss provisions as of year-end is set off against loan balances on the balance sheet and is not included in the reserves disclosed in the balance sheet under the position “Equity Capital”. However, since 1999, Section 340(g) of the Commercial Code has permitted banks to show general provisions as a reserve, which KfW has done as to a portion of its general provisions for loan losses. See “Management’s Comments on the Financial Statements — The Balance Sheet — Own funds”.

     The annual increases on loan loss provisions are charged to income under the item “Write-downs of and value adjustments on loans and certain securities and increases of provisions for possible loan losses” on the income statement.

     During 2004 there was overall improvement in the group’s risk situation. In addition, in anticipation of the adoption of IFRS in 2007, KfW released its reserves under Section 340(f) of the Commercial Code, which were part of the general loan loss provisions. Mainly these two factors produced a positive risk result of EUR 477 million in the group’s lending business. The charge of EUR 1,300 million for the addition to the fund for general bank risks offset this positive result and led to a EUR 823 million expense in the income statement.

     For additional information regarding the group’s risk provisions and valuations, see “Management’s Comments on the Financial Statements — Risk Provisioning and Valuation Result”.

     At December 31, 2004, the group had EUR 38.2 billion in loans and guarantees that it considers (and categorizes in the Credit Support table above) as being at its own risk, of which a portion is secured by collateral and other security arrangements. The group’s exposure to non-performing loans, net of collateral, in that category aggregated EUR 2,811 million in 2004, compared with EUR 2,986 million in 2003. The collateral is valued by KfW and may be subject to future revaluations depending on the development of the value of the collateral. At December 31, 2004, specific allowances for non-performing loans amounted to EUR 1,749 million, compared with EUR 1,672 million in 2003, and additional provisions amounted to EUR 115 million, compared with EUR 115 million in 2003. Thus, at December 31, 2004, the KfW Bankengruppe had total specific loan provisions covering 62% of its exposure, net of collateral, to non-performing loans, compared with 56% at December 31, 2003. In addition, specific provisions for DEG’s private equity business amounted to EUR 130 million at December 31, 2004, compared to EUR 133 million at December 31, 2003.

     At December 31, 2004, outstanding loans on which the group bears a political risk totaled EUR 31.4 billion. At December 31, 2004, the group’s general loan loss provisions for country risks amounted to approximately EUR 1.1 billion, compared with EUR 1.3 billion at December 31, 2003.

     Loans and payments made under guarantees are written off when management determines that there is no chance of recovery. The aggregate amount of loans and guarantee payments written off by the KfW Bankengruppe during the ten-year period ended December 31, 2004, net of recoveries on such loans and guarantee payments, was EUR 1,609 million, compared with EUR 1,280 million in the ten-year period to 2003. Most of such loans had been fully provided for in years prior to their write-off. In 2004, the aggregate amount of loans and guarantee payments written off amounted to EUR 361 million, EUR 330 million of which related to KfW, mainly caused by the areas private equity finance and infrastructure finance. In 2003, the aggregate amount of loans and guarantee payments written off amounted to EUR 673 million, EUR 628 million of which related to KfW, mainly caused by KfW’s private equity business and write-downs on aircraft finance.

Risk Control

     The long-term development of the KfW Bankengruppe in the future depends significantly on its group-wide risk-management function.

     Ultimate responsibility for risk management and for its transparent presentation to the appropriate oversight bodies rests with the Board of Managing Directors, which reports to the Board of Supervisory Directors. Since mid-2004, an independent department has been in charge of managing and controlling all categories of risk in the entire group and of establishing a uniform standard of assessing and addressing risks on a group-wide basis. The risk management and control department is responsible to the Board of Managing Directors and reports formally to it on a quarterly basis. It is functionally independent from those business units that enter into the risks. It also coordinates with other group management structures, such as the Credit Risk Committee and the Asset Liability Committee, and with operational units that are also involved in the process of risk supervision.

     The risk management systems in the KfW Bankengruppe identify, assess and control the risks on lending, liquidity, fluctuations in foreign currency rates and interest rates, and operations. The KfW Bankengruppe is constantly developing and expanding the range of instruments designed to meet its requirements to limit, control and supervise risks. As a general rule, KfW enters only into those risks that it determines to be acceptable in the context of its risk bearing capacity and current and expected future earnings.

     In 2004, KfW continued to develop further its risk assessment and evaluation systems on the basis of an economic capital concept in order to improve the internal transparency of earnings, costs and risks. KfW applies the economic capital concept to determine the economic capital requirements for its credit and market risks based on internal models for portfolio credit risk — taking into account portfolio concentration and diversification effects — and market risk. The capital needed to cover operational risks is determined using the Basel II standard approach for operational risk. The development and implementation of an internal credit portfolio model, the design of an economic capital based limit management system and the further development of group business unit planning instruments constitute important examples of KfW’s achievements in 2004.

     KfW is not subject to the risk management provisions of the German Banking Act, but applies them on a voluntary basis. This Act provides for the implementation of appropriate systems for the management, supervision and control of risk, based on the use of the ratio of equity (regulatory capital) to risk as a limitation on business volume and the ability to assume additional risk. Since June 30, 2004, KfW has voluntarily been complying with the minimum requirements for the lending activities of banks (MaK). In addition, it is also developing systems to enable it to comply with the Basel II accord by its scheduled implementation in 2007.

     The main risks KfW faces are credit risk, market risk, liquidity risk and operational risks.

     Credit Risk. KfW bears the credit risk of the end borrower mainly in connection with its programs for export and project financing, equity participation, start-up finance, and, increasingly, also in its financial cooperation business. In particular in its investment finance business, KfW is exposed to the credit risk of the on-lending banks and monitors this risk on a continuous basis.

     The assessment of credit risks is made using internal rating procedures. Country risks and individual commercial or project-related risks are assessed separately. The rating procedures used by KfW Bankengruppe are based on a consistent model architecture and are designed for relevant homogenous customer segments or type of financing. By regularly evaluating the rating procedures and developing them further, KfW ensures fast response to any changes in the framework conditions.

     The risk properties of KfW’s loan portfolio are being assessed by means of a newly developed portfolio model. On the basis of the concept of economic capital, the risk management and control department assesses the risk concentrations by individual borrower, industry and country. The results form the basis for managing the loan portfolio and are included in the group unit business planning. In line with the minimum requirements for the credit business of credit institutions (MaK), the results are presented to the Credit Risk Committee on a quarterly basis.

     To control the credit risk KfW also uses a range of hedging instruments that are customary in the banking business. These instruments include credit default swaps, which are concluded with OECD banks and used for risk management of sub-portfolios and individual counterparties. In mid-2004, risk principles were introduced to uniformly govern the group-wide management, valuation and netting of securities. The default risk on securities investments and derivatives are limited by a restrictive choice of counterparties, all of whom are first-class standing, and through collateral agreements.

     For more information on KfW’s credit exposure, see above under “ — Loan Loss Provisions”.

     Market Risk. Due to the nature of its business, KfW’s market risk is limited mainly to foreign currency and interest rate risks. Currency risks associated with loans outstanding are limited by refinancing these loans in the same currency as the respective loan and through currency hedging instruments when the refinancing takes place in a different currency. Exchange rate risks have mainly an affect on foreign currency margins earned in the lending business. Interest rate risk is incurred and limited as follows. Depending on its interest rate expectations, KfW may voluntarily take limited interest rate risk by accepting a certain mismatch in the duration of its assets and liabilities. In addition, KfW is subject to a potential asset liability duration mismatch for structural reasons, since KfW permits prepayment for most of its investment finance loans. When an increase of prepayments can be expected as a result of interest rate developments, KfW takes into account the possibility of prepayments by entering into transactions on the funding side with short- and medium-term maturities and buying alternative assets, mainly bonds. An Asset Liability Committee monitors KfW’s interest rate risk exposure by employing specific instruments for risk control. In addition, monthly reports show open positions that are interest rate sensitive. The risk of changes in interest rates is managed using a standard software that is linked to all the relevant internal and external data. This enables KfW to regularly undertake up-to-date value-at-risk calculations for changes in interest rates and adjust its funding decisions accordingly.

     Liquidity Risk. KfW’s liquidity risk is monitored by software that evaluates on a daily, monthly and yearly basis the liquidity situation of KfW in accordance with the guidelines set forth in the KfW Law and Principle II (governing liquidity) of the German Banking Act. To ensure liquidity, KfW maintains a portfolio of liquid securities, including a U.S. dollar-denominated liquidity reserve. The use of asset swaps limits the price risk associated with holding bond portfolios as a liquidity reserve. In addition, KfW maintains a balanced medium- and long-term liquidity structure as part of its asset/liability management.

     Operational and other risks. The control of operational risks has become increasingly important in banking practice and in the development of banking supervisory instruments, in particular with regard to the Basel II accord. Operational risks are evaluated through an internal control system. An internal review group evaluates on a regular basis KfW’s operational processes and systems. For operational risks KfW maintains a general contingency plan. For unforeseeable events such as outage of technical equipment, KfW has installed and further developed contingency plans and maintains sufficient insurance coverage. In addition, KfW maintains an in-house back-up system, on which data is stored on a daily basis and an off-site back-up system, on which data is stored on a monthly basis. In 2004, KfW continued to implement a comprehensive “Operational Risks” project in order to prepare KfW to be in compliance with the Basel II requirements. In 2004, significant progress was made to create a data base that collects data relating to operational faults, such as its source and extent of damage. Among other things, this data base is intended to enable KfW to better quantify and report operational risks, and to control them based on their causes. Legal risks are limited through the early involvement of KfW’s own legal department as well as close cooperation with external legal counsel.

Sources of Funds

     The KfW Bankengruppe’s principal sources of funds are the capital markets and public funds. After deduction of EUR 8.1 billion in trust loans, EUR 450 million in unpaid capital and EUR 27 million in the special loss account maintained in accordance with Article 17(4) of the D-Mark Balance Sheet Law, the KfW Bankengruppe’s balance sheet total at December 31, 2004 was EUR 320.0 billion. EUR 283.5 billion, or 89% of this amount, was financed through borrowings. The following table shows the KfW Bankengruppe’s borrowings by source of funds:

Borrowings of KfW Bankengruppe by Source of Funds(1)

	As of December 31, 2004
	(EUR in billions)	(%)
Capital Market Funds
Bonds, notes and commercial papers issued by KfW and KfW Finance	207.4	73.2
of which Funds borrowed from KfW Finance(2)	29.9	10.5
Schuldscheindarlehen(3)	32.5	11.4
Interbank lines and other	8.8	3.1

Total capital market funds	248.7	87.7

Public Funds
Federal budget	14.2	5.0
ERP Special Fund	20.6	7.3

Total public funds	34.8	12.3

Total funds(4)	283.5	100.0

(1)	Totals may not add due to rounding.

(2)	Represents net proceeds of KfW Finance’s bond, note and commercial paper issues on-lent to KfW against Schuldscheindarlehen.

(3)	Does not include funds borrowed from KfW Finance.

(4)	Does not include accrued interest in the amount of EUR 7.9 billion.

     In line with the maturity pattern of the KfW Bankengruppe’s loan portfolio, 75.4% of the group’s total borrowings outstanding at the end of 2004 had remaining maturities of one year or more.

     Capital Markets. The KfW Bankengruppe raises funds in the capital markets through the issuance of bonds and notes and by incurring loans against debt certificates (Schuldscheindarlehen). Capital market funding has gained importance in the last several years as the KfW Bankengruppe has increased the volume of its loan portfolio. The proportion of capital market funds in the KfW Bankengruppe’s new borrowings with initial maturities of more than one year increased from 85.2% in 2003 to 86.2% in 2004. For information on the range of interest rates paid by the KfW Bankengruppe on its capital market liabilities at the end of 2004, see “Supplementary Information on Funded Debt of KfW”.

     The most important source of capital market funds for KfW is bond and note issues in the international capital markets, both directly and indirectly through its wholly-owned finance subsidiary in the United States, KfW International Finance Inc., a Delaware corporation (“KfW Finance”). At December 31, 2004, the amount of outstanding bonds and notes issued by the KfW Bankengruppe (including KfW Finance) totaled EUR 207.4 billion, representing a EUR 16.1 billion increase from the EUR 191.3 billion outstanding at December 31, 2003. In 2004, KfW Finance only issued commercial paper in the U.S. market. The net proceeds of KfW Finance’s issues are on-lent to KfW in the form of Schuldscheindarlehen. All of KfW Finance’s securities are fully and unconditionally guaranteed by KfW.

     Schuldscheindarlehen currently are the KfW Bankengruppe’s second most important funding source in the capital markets, with EUR 32.5 billion outstanding at December 31, 2004 (excluding Schuldscheindarlehen from KfW Finance). Schuldscheindarlehen are a special instrument of the German capital market, whereby the lending entity, generally a bank, insurance company or public pension fund, receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on Schuldscheindarlehen range from one to 30 years, thereby providing a high degree of flexibility to both borrower and lender. The certificate generally authorizes three assignments, which provides limited liquidity for the Schuldscheindarlehen in the interbank secondary market.

     Public Funds. Mirroring the increasing importance of capital market funding to the KfW Bankengruppe, the proportion of public funds in the group’s borrowings declined from 13.8% in 2003 to 12.3% in 2004. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the Federal budget (excluding loans on a trust basis) amounted to EUR 14.2 billion at December 31, 2004. Public funds available to the KfW Bankengruppe also include amounts borrowed from the ERP Special Fund. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 20.6 billion at December 31, 2004. The ERP Special Fund’s assets totaled EUR 31.9 billion at the end of 2004.

     Short-term funds obtained from the refinancing operations of the European Central Bank via the Deutsche Bundesbank, which is the central bank of the Federal Republic, the interbank market and others amounted to EUR 8.8 billion at December 31, 2004.

     Use of Funds. The majority of the KfW Bankengruppe’s lending in connection with investment finance and export and project finance is financed from funds raised by KfW in the capital markets. Public funds are made available to the group for use in special categories of investment finance and certain export and project finance transactions with developing countries. Loans made within the framework of the Federal Republic’s financial cooperation programs are mainly financed with funds appropriated in the Federal budget for loans by the KfW Bankengruppe. Grants, the vast majority of which are made in connection with the Federal Republic’s financial cooperation program, are also financed with funds appropriated from the Federal budget. Grants, by their nature, do not appear on the group’s balance sheet.

Funding and Investment Policy

     KfW’s funding policy pursues a dual aim: to achieve the most favorable terms possible for funds raised in the capital markets and to minimize the effects of changes in interest rates by matching funding liabilities with loan assets, mainly through interest rate hedging instruments, to the extent practicable. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a range of maturities.

     KfW’s funding is based on three pillars: its benchmark programs (Euro benchmark program and USD program), publicly placed bonds outside the benchmark programs and private placements. In 2004, benchmark bonds accounted for a funding volume of EUR 17.8 billion, or 34%, of the total funding volume of EUR 52.1 billion. The two other pillars accounted for EUR 23.7 billion (46%) and EUR 9.1 billion (17%), respectively, with the remaining 3% being mainly funded by issuance of credit-linked certificates of indebtedness in connection with securitization transactions. Under the Euro benchmark program KfW issued three notes, two in an amount of EUR 5 billion each (maturities of five and three years) and one in an amount of EUR 3 billion (ten year maturity). Under the USD program KfW issued two notes of USD 3 billion each (maturities of three and five years).

     At the end of 2004, KfW held two medium-term portfolios of public sector issues as well as bonds issued by banks and other borrowers, all of high credit quality, in the aggregate amount of EUR 15.9 billion and USD 0.8 billion, respectively, which are managed by KfW. KfW holds such bonds as a liquidity reserve. The portfolio of bonds denominated in euro enables KfW to enter into repurchase agreements and secured loans under the refinancing operations of the European Central Bank via the Deutsche Bundesbank. More than half of the remaining bonds in KfW’s eurobond portfolio (excluding compensation claims) will mature by 2008.

     In addition, KfW holds short-term securities as well as other money market assets in connection with its liquidity management.

     In order to diversify its sources of liquidity in euro and U.S. dollar, KfW owns two portfolios of securities denominated in euro and U.S. dollar both of which are managed by external portfolio managers. On December 31, 2004, the amount invested reached EUR 3.3 billion and USD 1.1 billion, respectively.

SHORT-TERM INDEBTEDNESS AND CAPITALIZATION

     In accordance with German GAAP applicable to banks, KfW classifies borrowed funds on its balance sheet into (i) debt with remaining maturities of five years or more, (ii) debt with remaining maturities of one year up to five years, (iii) debt with remaining maturities of three months up to one year, (iv) debt with remaining maturities of up to three months and (v) debt at call. This classification differs from U.S. GAAP, which requires a dual classification into current debt with initial maturities of up to one year and long-term debt with initial maturities in excess of one year.

     The following table has been prepared in accordance with the German GAAP presentation format. Long-term debt consists of borrowings and bonds issued with remaining maturities of one year or more.

Short-term Indebtedness and Capitalization of KfW Bankengruppe as of December 31, 2004(1)

(EUR in millions)
Short-term indebtedness(2)	63,830

Long-term borrowings from
Federal Government	12,943
ERP Special Fund	17,472
Banks	15,115
Other lenders	12,709

Total long-term borrowings	58,239
Bonds	161,410

Total long-term debt	219,649

Equity
Paid-in capital(3)	3,300
Reserves(4)	5,055
Fund for general bank risks	3,300

Total equity	11,655

Total capitalization(5)	295,134

(1)	Totals may not add due to rounding.

(2)	With a remaining term of one year or less.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2004. EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of EUR 1,604 million, retained earnings of EUR 2,797 million and reserves from the ERP Special Fund of EUR 654 million.

(5)	Does not include accrued interest in the amount of EUR 7.9 billion.

MANAGEMENT

     The executive bodies of KfW are the Board of Managing Directors (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Board of Managing Directors

     The Board of Managing Directors presently consists of six members, which are appointed by the Board of Supervisory Directors. The Board of Managing Directors is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. The names of the members of the Board of Managing Directors and the dates of their appointments to the Board are set forth below:

Name	Date of Initial Appointment
Dr. Peter Fleischer	August 22, 2003
Dr. Peter Klaus	October 1, 1999
Wolfgang Kroh	December 1, 2000
Detlef Leinberger	October 1, 1999
Ingrid Matthäus-Maier	July 1, 1999
Hans W. Reich (official spokesman)	December 15, 1990

     Members of the Board of Managing Directors are full-time employees of KfW and are generally appointed for five-year terms of office. Reappointment is permitted. Each Managing Director is responsible for certain aspects of KfW’s activities but shares the responsibility for all actions taken by the Board. There is no chief executive officer of KfW. The official spokesman of the Board of Managing Directors is Hans W. Reich.

Board of Supervisory Directors

     The Board of Supervisory Directors has 37 members at present and consists of the Federal Minister of Finance, the Federal Minister of Economics and Labor, the Federal Minister of Foreign Affairs, the Federal Minister of Consumer Protection, Food and Agriculture, the Federal Minister of Transport, Construction and Housing, the Federal Minister for Economic Cooperation and Development, the Federal Minister for the Environment, Nature Conservation and Nuclear Safety, seven members appointed by the Bundesrat, seven members appointed by the Bundestag, five representatives of the commercial banks, two representatives of industry, one representative each of the local municipalities, agriculture, crafts, trade and the housing industry and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agriculture, crafts, trade, the housing industry and the trade unions are appointed by the Federal Government after consultation with their constituencies.

     The Federal Minister of Finance and the Federal Minister for Economics and Labor are appointed by the Federal Government as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis. The term of office of all Federal Ministers is five years while the other members of the Board of Supervisory Directors are appointed for three years. There are two committees of the Board of Supervisory Directors, the Legal and Administrative Committee and the Credit Committee, which approves all loan commitments to a single borrower of between EUR 50 million and EUR 100 million.

     The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Board of Managing Directors general or special directives. In particular, the Board of Supervisory Directors approves all loan commitments to a single borrower exceeding EUR 100 million and may reserve the right to approve other transactions or types of transactions. It is not, however, authorized to represent KfW or to commit funds on KfW’s behalf.

     The members of the Board of Supervisory Directors are:

Name	Position
Dietrich Austermann	Member of Parliament, appointed by the Bundestag

Dr. Günter Baumann	Member of the Board of Managing Directors of Deutscher Industrie- und Handelskammertag, Representative of Industry

Anton F. Börner	President of the Bundesverband des Deutschen Groß- und Außenhandels e.V.; Representative of Trade

Dr. Rolf Breuer	President of the Bundesverband Deutscher Banken e.V.; Representative of the Commercial Banks

Dr. Ulrich Brixner	Chairman of the Board of Managing Directors of DZ BANK AG; Representative of the Cooperative Banks

Wolfgang Clement	Federal Minister of Economics and Labor; Deputy Chairman

Rüdiger Dorn	President of Haus & Grund Deutschland; Representative of the Housing Industry

Hans Eichel	Federal Minister of Finance; Chairman

Professor Dr. Kurt Faltlhauser	Minister of Finance of the Free State of Bavaria; appointed by the Bundesrat

Joschka Fischer	Federal Minister of Foreign Affairs

Dr. Thomas R. Fischer	Spokesman of the Board of Managing Directors of WestLB; Representative of the Mortgage Banks

Dr. Rolf-Jürgen Freyberg	Chairman of the Board of Managing Directors of BGAG Beteiligungsgesellschaft der Gewerkschaften AG; Representative of the Trade Unions

Prof. Dr. Hans-Günter Henneke	Chairman of Deutscher Landkreistag, Representative of the Municipalities

Dr. Dietrich H. Hoppenstedt	President of the Deutscher Sparkassen- und Giroverband e.V.; Representative of the Savings Banks

Bartholomäus Kalb	Member of Parliament, appointed by the Bundestag

Roland Koch	Minister President of the State of Hessen; appointed by the Bundesrat

Renate Künast	Federal Minister of Consumer Protection, Food and Agriculture

Waltraud Lehn	Member of Parliament, appointed by the Bundestag

Prof. Dr. Wolfgang Methling	Minister of State of Mecklenburg-Vorpommern, appointed by the Bundesrat

Dr. Horst Metz	Minister of State of Sachsen, appointed by the Bundesrat

Hartmut Möllring	Minister of State of Niedersachsen, appointed by Bundesrat

Margret Mönig-Raane	Deputy Chairman ver.di e.V., Representative of the Trade Unions

Stefan Ortseifen	Spokesman of the Board of Managing Directors of IKB Deutsche Industriebank AG; Representative of the Industrial Loan Banks

Ronald Pofalla	Member of Parliament, appointed by the Bundestag

Heinz Putzhammer	Member of the Executive Board of the Deutscher Gewerkschaftsbund; Representative of the Trade Unions

Dr. Michael Rogowski	President of the Bundesverband der Deutschen Industrie; Representative of Industry

Christine Scheel	Member of Parliament, appointed by the Bundestag

Hanns-Eberhard Schleyer	Secretary General of the Zentralverband des Deutschen Handwerks; Representative of the Crafts

Michael Sommer	Chairman of the Deutscher Gewerkschaftsbund; Representative of the Trade Unions

Gerhard Sonnleitner	President of the Deutscher Bauernverband e.V.; Representative of Agriculture

Jörg-Otto Spiller	Member of Parliament, appointed by the Bundestag

Dr. Ralf Stegner	Minister of State of Schleswig-Holstein, appointed by the Bundesrat

Ludwig Stiegler	Member of Parliament, appointed by the Bundestag

Name	Position
Dr. Manfred Stolpe	Federal Minister of Transport, Building and Housing

Erwin Teufel	Minister President of the State of Baden-Württemberg, appointed by the Bundesrat

Jürgen Trittin	Federal Minister for the Environment, Nature Conservation and Nuclear Safety

Heidemarie Wieczorek-Zeul	Federal Minister for Economic Cooperation and Development

     See “Notes to Financial Statements — Other Notes Required — Remuneration, Advances and Loans to Members of the Board of Managing Directors and the Board of Supervisory Directors” for information on the remuneration of the Board of Managing Directors and the Board of Supervisory Directors.

EMPLOYEES

     At December 31, 2004, KfW employed 3,370 persons, compared to 3,225 persons at December 31, 2003. Approximately 41% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

     Of KfW’s staff, approximately 29% are engaged in investment finance, 10% in financial cooperation, 9% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

     The accounts of KfW are prepared in accordance with German GAAP. See “Notes to Financial Statements — Accounting and Valuation Principles”. German GAAP differs in certain respects from U.S. GAAP. See “Summary of Certain Differences between Generally Accepted German and United States Accounting Principles”.

     Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance in consultation with the Board of Directors and the Bundesrechnungshof (Federal Court of Auditors). KfW’s external auditors are PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), a member of PricewaterhouseCoopers International.

     The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

     The audit report of PwC for the year ended December 31, 2004, dated March 1, 2005, refers to a combined management report (“Lagebericht”). The examination of and the audit report upon such combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, PwC does not provide any opinion on the aforementioned examination, on the combined management report or on the financial statements included in this Annual Report in accordance with U.S. GAAS or U.S. attestation standards.

MANAGEMENT’S COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

     KfW Bankengruppe consists of KfW and eight affiliated enterprises. Five of them are consolidated into the group.

     The figures in the financial statements for the group are determined mainly by the financial condition and results of operations of KfW. Significant differences between the results or financial position of the KfW Bankengruppe and those of KfW are discussed below.

Composition of KfW Bankengruppe

	Balance Sheet Total
	(EUR in millions)
	December 31,	December 31,
	2004	2003
Finanzierungs- und Beratungsgesellschaft mbh (FuB)	45	43
KfW International Finance Inc. (KfW-Finance)	30,513	44,526
DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH (DEG)	1,922	1,612
tbg Technologie-Beteiligungs-Gesellschaft mbH (tbg)	676	1,218
KfW Beteiligungsholding GmbH	1,524	1,934
IKB Deutsche Industriebank AG (associated enterprise)	36,956	36,410

     The gbb Beteiligungs-AG (gbb) is no longer included in the consolidated enterprises. It was merged into KfW Beteiligungsholding GmbH in the year under review.

The Balance Sheet

     The following table shows the development of the group’s main balance sheet items in 2004:

Balance Sheet Trends(1)

	December 31,	December 31,	Increase (Decrease) in 2004
Assets	2004	2003	Compared to 2003
	(EUR in millions)			(%)
Cash reserves	27	26	1	4
Loans and advances to banks(2)	176,736	165,578	11,158	7
Loans and advances to customers(2)(3)	95,245	90,886	4,359	5
Bonds and other fixed-rate securities(2)	26,752	26,039	713	3
Shares and other non-fixed rate securities	16,249	17,817	(1,568)	(9)
Investments and shares in affiliated enterprises	1,357	1,519	(162)	(11)
Assets on a trust basis	8,106	8,122	(16)	0
Compensation claims on public authorities(4)	64	129	(65)	(50)
Other assets(5)	4,060	3,778	282	7

Balance Sheet Total	328,596	313,894	14,702	5

(1)	Totals may not add due to rounding.

(2)	Includes accrued interest.

(3)	Includes corporate borrowers such as airlines and shipping companies (export finance) and steel and energy companies (investment finance). See “Business”.

(4)	Credit institutions with head offices in the former GDR were allocated an interest-bearing claim on the Currency Conversion Compensation Fund as from July 1, 1990, to the extent that their assets were not sufficient to cover the liabilities, including reserves, resulting from the introduction of the Deutsche Mark and the conversion of the currency of the former GDR. The level of the claim was determined by the terms of Article 40(2) of the D-Markbilanzgesetz (D-Mark Balance Sheet Law). Following the merger between KfW and the Staatsbank in 1994, these compensation claims have been included in KfW’s balance sheet.

(5)	Includes mainly prepaid expenses and deferred charges.

	December 31,	December 31,	Increase (Decrease) in 2004
Liabilities and Shareholders’ Equity	2004	2003	Compared to 2003
	(EUR in millions)%
Liabilities to banks(1)	25,294	27,469	(2,175)	(8)
Liabilities to customers(1)(2)	55,309	57,270	(1,961)	(3)
Bonds	210,806	194,555	16,251	8
Loans on a trust basis	8,106	8,122	(16)	0
Compensation liabilities under Art. 41 of the D-Mark Balance Sheet Law(3)	2	2	0	0
Capital and reserves(4)	11,655	9,939	1,716	17
Other liabilities(5)	17,425	16,537	888	5

Balance Sheet Total	328,596	313,894	14,702	5

Memo Item: Guarantees	61,375	51,026	10,349	20

(1)	Includes accrued interest.

(2)	Includes the Federal Government, the ERP Special Fund and certain non-bank lending institutions, such as insurance companies.

(3)	Credit institutions with head offices in the former GDR were required to include their liabilities towards the Currency Conversion Compensation Fund (“compensation liabilities”) in their opening balance sheets as of July 1, 1990, if their equity exceeded the limits determined by Article 40(2) of the D-Mark Balance Sheet Law. With the merger between KfW and the Staatsbank in 1994, these compensation liabilities accrued to KfW.

(4)	Includes the fund for general bank risks in accordance with Section 340(g) of the Commercial Code.

(5)	Includes deferred income, other liabilities and accrued estimated liabilities.

     During the year under review the group’s balance sheet total increased by EUR 14.7 billion (5%) to EUR 328.6 billion. This increase was mainly due to the continued increase in loans and advances to banks, which grew by EUR 11.1 billion (7%) to EUR 176.7 billion mainly as a result of rising demand for domestic investment loans. This growth was partially offset by the result of foreign exchange rate developments (especially the U.S. Dollar exchange rate).

     With the asset securitization transactions conducted in 2004, which led to an increase in guarantees to EUR 61.4 billion, the volume of business (which includes off-balance sheet items) rose by 6% to EUR 426.5 billion.

     The own funds ratio (capital and reserves divided by the balance sheet total) for KfW Bankengruppe increased from 3.16% in 2003 to 3.55% in 2004.

Volume of Lending

     The volume of lending of KfW Bankengruppe (loans and advances, including loans on a trust basis and guarantees) rose from EUR 295.2 billion at December 31, 2003 to EUR 312.6 billion at December 31, 2004.

     The following table shows the volume of lending by business area in 2004:

Volume of Lending

	December 31,	December 31,	Increase (Decrease) in
	2004	2003	2004 Compared to 2003
	(EUR in millions)			(%)
Investment finance	183,823	172,805	11,019	6
Export and project finance(1)	46,387	49,524	(3,137)	(6)
Financial cooperation	20,992	21,855	(863)	(4)
Other items:
Guarantees	61,375	51,026	10,349	20

Total loans	312,577	295,209	17,368	6

of which: Loans on a trust basis and other trust business	8,050	8,047	3	0

(1)	Domestic and European project financings are all reported under Export and project finance. The previous year’s figures have been restated accordingly.

     The increase in volume of lending is mainly the result of an increase in guarantees by EUR 10.3 billion (20%) to EUR 61.4 billion, which is due to the expansion of the SME and housing loan securitization transactions. This led to a rise in the share of guarantees in the lending volume from 17% to 19%.

     In addition, investment loans granted to German enterprises rose by EUR 11.0 billion (6%) to EUR 183.8 billion while their share in the group lending volume remained almost stable at 59%.

     The volume of export and project finance, which accounted for 15% of the lending volume, fell by EUR 3.1 billion (6%), mostly as a result of the lower exchange rate for the U.S. dollar. Loans to promote developing countries (7% of the volume of lending) remained almost constant.

Sources of Funds

     Borrowed funds were raised mainly by issuing bonds and notes in the capital market (72% of borrowed funds). In 2004, bonds issued rose by EUR 16.3 billion (8%) to EUR 210.8 billion of which EUR 30.4 billion were issued by KfW Finance. The share of funds borrowed from banks and customers (without federal funds) fell from 17% to 16%. The funds provided from the Federal budget and the ERP Special Fund amounted to 12% of borrowed funds (after 13% in the previous year).

     The following table show the sources of funding for the KfW Bankengruppe loan portfolio for the periods shown.

Funding of the group’s Own Loan Portfolio

	2004		2003
	(EUR in		(EUR in
	millions)	(%)	millions)	(%)
Funds borrowed from banks	25,294	9	27,469	10
Funds borrowed from customers(1)	55,309	19	57,270	20
ERP Special Fund	20,551	7	22,782	8
Federal budget funds	14,253	5	14,808	5

	34,804	12	37,590	13
Other lenders	20,505	7	19,680	7
Bonds issued	210,806	72	194,555	70

Total	291,409	100	279,294	100

(1)	Includes funds borrowed from non-bank lending institutions such as insurance companies.

Bonds Issued

	2004		2003
	(EUR in		(EUR in
	millions)	(%)	millions)	(%)
Debt issues	106,509	51	104,525	54
Bearer bonds (including medium-term notes)	100,916	48	86,805	45
Accrued interest	3,381	1	3,225	1
Called up for redemption	0	0	0	0

	210,806	100	194,555	100

     Funds raised in the money and capital markets amounted to EUR 256.6 billion in 2004, compared with EUR 241.7 billion in 2003.

Changes in Other Balance Sheet Items

     The value of the portfolio of money market paper, bonds and debentures of other issuers held by KfW remained almost constant at EUR 21.6 billion at December 31, 2004. The majority of the securities are held by KfW to ensure constant liquidity. These securities are assigned to treasury securities portfolios, which are denominated mainly in euro, but they also include U.S. dollar-denominated securities. The securities held in the euro-denominated portfolios, which account for 81% of the total portfolios, are also used as collateral in funding operations with the European Central Bank. In addition to its Treasury securities portfolios KfW holds a portfolio of asset-backed securities in connection with its loan securitization activities.

     For the purpose of supporting the price of securities issued by it, the KfW Bankengruppe held EUR 4.9 billion par value of its own bonds at the end of 2004, compared with EUR 4.8 billion at the end of 2003. These bonds represented 2% of the bonds issued by the KfW Bankengruppe at December 31, 2004.

     The group’s portfolio of shares and other non-fixed rate securities was reduced by EUR 1.6 billion to EUR 16.2 billion in 2004 as a result of the privatization of shares taken over from the federal government. The externally administrated special and money market funds held to ensure constant liquidity for KfW were increased by EUR 0.6 billion to EUR 4.3 billion.

     The major part of the prepaid expenses and deferred charges comprises interest expenditure for leasing obligations in project finance applicable to the following period. The item also includes borrowing expenses (discounts and placing commissions). The item deferred income shows in particular the discounts from lending operations deferred over the loan terms.

     Accrued estimated liabilities fell by EUR 78 million in 2004. Allocations to accrued estimated liabilities amounted to EUR 139 million in 2004, EUR 63 million of which were for staff pensions and EUR 68 million is mainly unsettled bank operating and payroll expenses and provisions in KfW’s lending and private equity finance business. EUR 161 million was used while EUR 53 million was returned to income.

Own funds

     The group’s capital and reserves (paid-in subscribed capital, reserves and fund for general bank risks in accordance with Section 340(g) of the Commercial Code) increased by EUR 1.7 billion (17%) to EUR 11.7 billion at December 31, 2004 compared with one year earlier. The increase results from an allocation of EUR 1.3 billion made to the fund for general bank risks in 2004. In this connection, the reserves in accordance with Section 340(f) of the Commercial Code were dissolved in 2004 in anticipation of the planned transition of the group accounting to IFRS and allocated to the fund for special bank risks which is to be disclosed in the balance sheet in accordance with Section 340(g) of the Commercial Code. The remaining allocations to KfW’s own funds results from the increase of the reserve from the ERP special fund by EUR 47 million, from the allocation of KfW’s net income of EUR 317 million to the special reserves and the increase of EUR 52 million in other retained earnings through the inclusion of the subsidiaries and the capital consolidation. KfW’s capital and reserves amounted to EUR 11.1 billion at December 31, 2004.

     As in prior years, the KfW Bankengruppe well fulfils the requirements on capital and reserves under the EU Solvency Directive and the recommendations of the Committee on Banking Regulations and Supervision of the Central Bank Governors of the G10 countries (the Cooke Committee) on capital and reserves for banks operating internationally.

Capital and Reserves(1)

	Additions/	December 31,
	(Deductions)	2004
	(EUR in millions)
Subscribed capital	0.0	3,750.0
Unpaid capital	0.0	(450.0)
Capital reserves	0.0	1,603.8
Reserve from the ERP Special Fund	47.4	653.9
Retained earnings
In accordance with Art. 10(2) of the KfW Law	188.1	806.5
In accordance with Art. 10(3) of the KfW Law	128.8	1,364.0
In accordance with Art. 17(4) of the D-Mark Balance Sheet Law(2)	0.0	47.6
Other retained earnings	51.6	579.1
Fund for general bank risks in accordance with Section 340(g) of the Commercial Code	1,300.0	3,300.0

	1,715.8	11,654.9

(1)	Totals may not add due to rounding.

(2)	To be adjusted for the special loss account shown under Assets in KfW’s balance sheet in accordance with Article 17(4) of the D-Mark Balance Sheet Law (EUR 27 million).

Earnings Position

     The following table shows the development of the group’s earnings position in the year under review:

	Earnings Position(1)
	2004	2003	Change
	(EUR in millions)			(%)
Interest income(2)	11,812.0	11,881.1	(69.1)	(1)
Interest expense	10,237.0	10,312.2	(75.2)	(1)

Interest received, net	1,575.0	1,568.8	6.2	0
Commissions received, net	190.3	150.5	39.8	26
Net earnings (expenditure) on financial transactions(3)	1.1	12.3	(11.2)	(91)
General administrative expenses(4)	551.7	575.9	(24.2)	(4)
Other operating income and expenses	21.7	142.6	(120.9)	(85)

Income from current operations before risk provisions and valuations	1,236.4	1,298.3	(61.9)	(5)
Risk provisions/valuations, net(5)	(807.5)	(986.9)	179.6	(18)

Income from current operations	428.9	311.4	117.5	38

Contractual allocation of interest to reserves from the ERP Special Fund	47.4	47.4	0	0
Taxes on income and revenues	13.2	16.6	(3.4)	(20)

Net income for the year	368.3	247.4	120.9	49

(1)	Totals may not add due to rounding.

(2)	Balance of interest earnings on lending and money market business, fixed-interest securities and debt register claims, with current income from shares and other non-fixed interest securities, investments and shares in affiliated enterprises.

(3)	Balance of gains and losses on currency conversions.

(4)	Including the depreciation and value adjustments on intangible and tangible assets.

(5)	Including write-downs on the special loss account and allocation to the fund for general bank risks in accordance with Section 340(g) of the Commercial Code. Net of the item “Earnings on all allocations of investments, shares in affiliated enterprises and securities treated as fixed assets”.

     The group’s income from current operations before risk provisions and valuations decreased by EUR 62 million (5%) to EUR 1,236 million in 2004 compared with EUR 1,298 million in 2003 (KfW: decrease of EUR 119 million (10%) to EUR 1,134 million).

     This was mostly due to positive one-time effects from the merger which influenced the previous year’s results. Adjusted for these one-time effects, the operating results improved. Interest income is slightly above the previous year’s level despite the weak U.S. dollar, at EUR 1,575 million. Net interest received includes DEG’s interest income of EUR 98 million in 2004, a decrease of EUR 4 million (4%) over the previous year.

     Net commissions received rose by EUR 40 million (26%) to EUR 190 million, mainly as a result of higher guarantee commissions earned from asset securitization and lower commissions and similar charges payable for risk hedging operations of tbg.

     The following table sets forth the group’s administrative expenses for the years 2004 and 2003:

Administrative Expenses(1)

	2004	2003	Change
	(EUR in millions)			(%)
Salaries and wages	246.1	238.6	7.5	3
Social security contributions	40.7	39.8	0.9	2
Expenditure on pensions and support	48.6	44.7	3.9	9

Total expenditure on personnel	335.4	323.1	12.4	4

Other administrative expenses	175.0	185.7	(10.7)	(6)
Depreciation and value adjustments on intangible and tangible assets	41.3	67.1	(25.9)	(39)

Total expenditure on material and equipment	216.3	252.9	(36.6)	(15)

Total administrative expenses	551.7	575.9	(24.2)	(4)

(1)	Totals may not add due to rounding.

     Total administrative expenses fell by EUR 24 million (4%) to EUR 552 million. This decline resulted from a decrease in operating expenditure by EUR 37 million (15%) to EUR 216 million, which was mainly due to the absence of the one-time effects of the 2003 business year and lower consulting, office operation and public relations expenses. This decrease was partially offset by an increase in personnel expenditure of EUR 12 million (4%) to EUR 335 million, which was due to the growth in the number of staff and adjustments of collectively agreed and performance-related salaries.

Risk Provisioning and Valuation Result

The risk provisioning and valuation result is composed of the following items in the statement of income:

•	write-downs of and value adjustments on loans and certain securities and increase of allowances for possible loan losses (including allocation to the fund for general bank risks),

•	write-downs and value adjustments on investments, shares in affiliated enterprises and securities treated as fixed assets,

•	earnings on allocations of investments, shares in affiliated enterprises and securities treated as fixed assets.

Risk provisions and valuations fell from the previous year by EUR 179 million and are shown at EUR 808 million.

Risk Provisioning and Valuation Result

	2004	2003	Change
	(EUR in millions)			(%)
Risk result in the lending business(1)	477	(282)	759	(269)
Allocation to the fund for general bank risks in accordance with Section 340(g) of the Commercial Code	(1,300)	(370)	(930)	251
Risk result in the equity finance business	15	(335)	350	(104)

Risk provisioning and valuation result.	(808)	(987)	179	(18)

(1)	In 2004 the risk result in the lending business comprises the dissolution of the reserves in accordance with Section 340(f) of the Commercial Code.

     The improved risk provisioning and valuation result is due to two positive developments. For one, the risks from equity finance operations of tbg were adjusted in 2003 and no longer had a material effect on the result in 2004. For another, KfW’s risk situation improved significantly over the previous year. This means less need for special loan loss provisions and provisions for country risks. As of December 31, 2004, the KfW Bankengruppe had specific loan loss provisions of EUR 1.9 billion (EUR 1.8 billion in the previous year), mostly in aircraft and equity finance. Net provisions made by KfW were EUR 497 million (EUR 703 million in the previous year), the bulk of which was under aircraft finance. In 2004 non-performing loans and advances totaling EUR 330 million were written off, compared with EUR 628 million in 2003. Payments received on claims that had been written off amounted to EUR 26 million in the year under review (EUR 29 million in 2003).

     The reserves in accordance with Section 340(f) of the Commercial Code were dissolved in 2004 in anticipation of the planned transition of the group accounting to IFRS and allocated to the fund for special bank risks, which is to be disclosed in the balance sheet in accordance with Section 340(g) of the Commercial Code and serves to cover unexpected losses.

     KfW has thus made adequate provisions for recognizable and future risks.

     The group’s income from current operations (after valuations and risk provisions) was EUR 428 million in 2004, compared with EUR 311 million in 2003.

     The group’s net income for the year was EUR 368 million compared with EUR 247 million in 2003. KfW’s net income for the year amounted to EUR 317 million.

FINANCIAL STATEMENTS OF KFW

Balance Sheet(1)

	As of December 31,
	2004		2003
	(EUR in thousands)
Assets
Cash reserves
Cash on hand	220		178
Balance with Deutsche Bundesbank	27,067		26,663
Balance in postal giro accounts	0	27,287		26,841

Loans and advances to banks
At call	25,384		161,176
Other	176,590,909	176,616,293	165,157,551	165,318,727

Loans and advances to customers		95,112,541		90,844,706

Bonds and other fixed-rate securities
Money market paper(2)	858,569		242,247
Bonds and debentures of public and other issuers(3)	22,083,604		22,645,660
KfW’s own bond issues	3,804,215	26,746,388	3,145,262	26,033,169

Shares and other non-fixed rate securities		16,238,318		17,807,512
Investments		37,471		29,061
Shares in affiliated enterprises		1,084,940		1,063,736
Loans on a trust basis and other trust business		7,905,292		7,884,822
Compensation claims on public authorities including bonds from their conversion		64,291		128,579
Intangible assets		6,706		8,484
Fixed assets		619,962		515,160
Other assets		89,957		64,286
Prepaid expenses and deferred charges		3,264,759		3,055,782
Special loss account consisting of provisions under Art. 17(4) of the D-Mark Balance Sheet Law		26,843		27,019

Total assets		327,841,048		312,807,884

(1)	Totals may not add due to rounding.

(2)	In 2004, EUR 0 (2003: EUR 0) were eligible as collateral with the Deutsche Bundesbank.

(3)	In 2004 and 2003, EUR 15,075 million and EUR 17,085 million, respectively, were eligible as collateral under the refinancing operations of the European Central Bank via the Deutsche Bundesbank.

See also the accompanying Notes to Financial Statements.

Balance Sheet(1) (continued)

	As of December 31,
	2004		2003
	(EUR in thousands)
Liabilities and Shareholders’ Equity
Liabilities to banks
At call	785,896		141,065
With agreed terms or periods of notice	24,453,232	25,239,128	27,182,220	27,323,285

Liabilities to customers
At call	417,426		238,392
With agreed terms or periods of notice	85,515,134	85,932,560	101,424,953	101,663,345

Bonds		180,371,306		150,162,632
Loans on a trust basis		7,905,292		7,884,822
Other liabilities		10,206,846		8,640,929
Deferred income		5,887,493		6,438,131
Accrued estimated liabilities		721,038		780,832
Compensation liabilities under Art. 41 of the D-Mark Balance Sheet Law		1,591		2,336
Subordinated liabilities		500,000		500,000
Fund for general bank risks		3,300,000		2,000,000
Subscribed capital		3,750,000		3,750,000
Unpaid capital		(450,000)		(450,000)
Capital reserves		1,603,764		1,603,764
Reserve from ERP Special Fund		653,868		606,500
Retained earnings		2,218,162		1,901,308

Total liabilities and shareholders’ equity		327,841,048		312,807,884

Contingent liabilities
On bills discounted and charged	0		0
On guarantees	61,423,187		51,003,653
Liability under collateral provided for third party liabilities	0	61,423,187	0	51,003,653
Other obligations
Repurchase obligations on non-genuine repurchase transactions	0		0
Placing and underwriting obligations	0		0
Irrevocable loan commitments	36,044,195	36,044,195	36,813,806	36,813,806

(1)	Totals may not add due to rounding.

See also the accompanying Notes to Financial Statements.

Statement of Income(1)

	For the year ended December 31,
	2004		2003
	(EUR in thousands)
Income
Interest income
From lending and money market	10,981,507		10,937,100
From fixed-interest securities and debt register claims	666,534	11,648,041	756,808	11,693,908

Current income
From shares and other fixed rate securities	4,270		53,849
From investments	471		200
From shares in affiliated enterprises	0	4,741	0	54,049
Commissions and similar service charges earned		369,870		276,896
Net earnings on financial transactions		3,929		13,489
Earnings on allocations of investments, shares in affiliated enterprises and securities treated as fixed assets		33,497		—
Other operating income		20,685		201,240

Total income		12,080,763		12,239,582

Expenses
Interest expenses		10,232,714		10,303,941
Contractual appropriation of interest to reserve from the ERP Special Fund		47,368		47,411
Commissions and similar service charges payable		185,938		125,502
Net loss on financial transactions		—		—
General administrative expenses
Salaries and wages	216,271		202,920
Social security contributions and expenditure on pensions and support	75,111		74,332
Other administrative expenses	157,740	449,122	167,398	444,650

Depreciation and value adjustments on intangible and tangible assets		39,301		43,346
Other operating expenses		6,452		69,417
Write-downs of and value adjustments on loans and certain securities and increases of allowances for possible loan losses(2)		802,837		521,034
Write-downs of and value adjustments on investments, shares in affiliated enterprises and securities treated as fixed assets		0		425,169
Losses absorbed under profit and loss transfer agreements		0		27,139
Write-downs on the special loss account under Art. 17(4) of the D-Mark Balance Sheet Law		177		217
Net income for the year		316,854		231,756

Total expenses		12,080,763		12,239,582

(1)	Totals may not add due to rounding.

(2)	Including EUR 1,300 million allocation to the fund for general bank risks in accordance with Section 340(g) of the Commercial Code (2003 EUR 370 million; 2002 EUR 430 million).

See also the accompanying Notes to Financial Statements.

FINANCIAL STATEMENTS OF KFW BANKENGRUPPE

Balance Sheet(1)

	As of December 31,
	2004		2003
	(EUR in thousands)
Assets
Cash reserves
Cash on hand	223		182
Balance with Deutsche Bundesbank	27,067		26,663
Balance in postal giro accounts	0	27,290	0	26,845

Loans and advances to banks
At call	52,385		171,135
Other	176,683,975	176,736,360	165,407,035	165,578,170

Loans and advances to customers		95,244,732		90,885,567

Bonds and other fixed-rate securities
Money market paper(2)	858,569		242,247
Bonds and debentures of public and other issuers(3)	20,760,250		20,642,970
KfW’s own bond issues	5,132,815	26,751,634	5,153,198	26,038,415

Shares and other non-fixed rate Securities		16,248,927		17,816,634
Investments		749,241		915,375
Investments in affiliated enterprises		595,784		591,961
Shares in affiliated enterprises		11,843		11,845
Loans on a trust basis and other trust business		8,106,039		8,121,632
Compensation claims on public authorities, including bonds from their conversion		64,291		128,579
Intangible assets		7,115		9,009
Fixed assets		637,352		553,472
Other assets		123,916		133,627
Prepaid expenses and deferred charges		3,264,764		3,055,831
Special loss account consisting of provisions under Art. 17(4) of the D-Mark Balance Sheet Law		26,843		27,019

Total assets		328,596,131		313,893,981

(1)	Totals may not add due to rounding.

(2)	In 2004, EUR 0 (in 2003 EUR 0) were eligible as collateral with the Deutsche Bundesbank.

(3)	In 2004 and 2003, EUR 14,818 million and EUR 16,740 million, respectively, were eligible as collateral with the Deutsche Bundesbank.

See also the accompanying Notes to Financial Statements.

Balance Sheet(1) (continued)

	As of December 31,
	2004		2003
	(EUR in thousands)
Liabilities and Shareholders’ Equity
Liabilities to banks
At call	746,176		106,519
With agreed terms or periods of notice	24,547,950	25,294,126	27,362,671	27,469,190

Liabilities to customers
At call	168,156		140,583
With agreed terms or periods of notice	55,140,499	55,308,655	57,129,788	57,270,371

Bonds		210,805,588		194,554,657
Loans on a trust basis		8,106,039		8,121,632
Other liabilities		10,165,106		8,648,105
Deferred income		5,887,927		6,438,918
Accrued estimated liabilities		872,195		949,680
Compensation liabilities under Art. 41 of the D-Mark Balance Sheet Law		1,591		2,336
Subordinated liabilities		500,000		500,000
Fund for general bank risks		3,300,000		2,000,000
Subscribed capital		3,750,000		3,750,000
Unpaid capital		(450,000)		(450,000)
Capital reserves		1,603,765		1,603,764
Reserve from ERP Special Fund		653,868		606,501
Retained earnings		2,797,271		2,428,827

Total liabilities and shareholders’ equity		328,596,131		313,893,981

Contingent liabilities
On bills discounted and charged	0		0
On guarantees	61,375,774		51,026,066
Liability under collateral provided for third party liabilities	0	61,375,774	0	51,026,066
Other obligations
Repurchase obligations on non-genuine repurchase transactions	0		0
Placing and underwriting obligations	0		0
Irrevocable loan commitments	36,458,444	36,458,444	37,421,266	37,421,266

(1)	Totals may not add due to rounding.

See also the accompanying Notes to Financial Statements.

Statement of Income(1)

	For the year ended December 31,
	2004		2003
	(EUR in thousands)
Income
Interest income
From lending and money market	11,056,522		10,984,406
From fixed-interest securities and debt register claims	666,853	11,723,375	758,151	11,742,557

Current income
From shares and other fixed rate securities	4,270		53,849
From investments	53,941		62,861
From shares in affiliated enterprises	30,408	88,619	21,786	138,496
Commissions and similar service charges earned		378,172		298,407
Net earnings on financial transactions		1,060		12,310
Earnings on allocations of investments, shares in affiliated enterprises and securities treated as fixed assets		15,832		—
Other operating income		29,117		214,242

Total income		12,236,175		12,406,012

Expenses
Interest expenses		10,236,997		10,312,224
Contractual appropriation of interest to reserve from the ERP Special Fund		47,368		47,411
Commissions and similar service charges payable		187,872		147,921
General administrative expenses Salaries and wages	246,099		238,544
Social security contributions and expenditure on pensions and support	89,322		84,510
Other administrative expenses	175,004	510,425	185,733	508,787

Depreciation and value adjustments on intangible and tangible assets		41,254		67,134
Other operating expenses		7,374		71,644
Write-downs of and value adjustments on loans and certain securities and increases of allowances for possible loan losses(2)		823,005		651,897
Write-downs of and value adjustments on investments, shares in affiliated enterprises and securities treated as fixed assets		0		334,758
Write-downs on the special loss account under Art. 17(4) of the D-Mark Balance Sheet Law		177		217
Taxes on income		13,254		16,619

Net income for the year		368,449		247,400

Total expenses		12,236,175		12,406,012

(1)	Totals may not add due to rounding.

(2)	Including EUR 1,300 million allocation to the fund for general bank risks in accordance with Section 340(g) of the Commercial Code (in 2003 EUR 370 million, in 2002 EUR 430 million).

See also the accompanying Notes to Financial Statements.

Cash Flow Statement of KfW Bankengruppe(1)

	For the year ended December 31,
	2004	2003
	(EUR in millions)
Cash flows from operating activities
Net income (before income tax)	382	264
Non-cash positions in net income and adjustments to reconcile net income to net cash provided by operating activities
Write-downs, depreciation and adjustments	849	1,054
Changes in accrued estimated liabilities	86	26
Change in other non-cash positions	(4)	(71)
Profit from the sale of financial instruments, investments, property and equipment	(29)	(32)
Other adjustments (net)	(679)	4,053

Sub-total	604	5,294
Change in assets and liabilities from operating activities after correction for non-cash components
Loans and advances to banks	(10,582)	(7,238)
Loans and advances to customers	(4,397)	2,749
Securities available for sale	(492)	(8,966)
Funds borrowed from banks	(2,173)	(7,356)
Funds borrowed from customers	(1,964)	(1,493)
Securitized Liabilities	16,251	13,617
Other assets from operating activities	(172)	(19)
Other liabilities from operating activities	(33)	(201)
Interest receipts	11,723	11,743
Interest paid	(10,237)	(10,312)
Income tax paid	(13)	(17)

Net cash provided by operating activities	(1,485)	(2,199)

Cash flows from investing activities
Proceeds from the sale of investments	1,774	2,303
Proceeds from the sale of property and equipment	62	7
Payments for the acquisition of investments	(247)	(688)
Payments for the acquisition of property and equipment	(156)	(40)
Other investing activities (net)	4	36

Net cash provided by investing activities	1,437	1,618

Cash flows from financing activities
Proceeds on equity capital	47	47
Other financing activities (net)	0	500

Net cash provided by financing activities	47	547

Cash and cash equivalents at the end of previous period	27	26
Net cash provided by operating activities	(1,485)	(2,199)
Net cash provided by investing activities	1,437	1,618
Net cash provided by financing activities	47	547
Effect of exchange rate changes on cash and cash equivalents	1	34
Cash and cash equivalents at the end of period	27	27

(1)	Totals may not add due to rounding.

See also the accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

THE CONSOLIDATED ENTERPRISES AND THE PRINCIPLES OF CONSOLIDATION.

The consolidated financial statements include, besides KfW, KfW International Finance Inc., Delaware, USA, Finanzierungs- und Beratungsgesellschaft mbH, Berlin, DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, KfW Beteiligungsholding GmbH, Frankfurt am Main and tbg Technologie-Beteiligungsgesellschaft mbH, Bonn. gbb Beteiligungs-AG (gbb) is no longer included in the consolidated enterprises. It was merged into KfW Beteiligungsholding GmbH with retroactive effect as per January 1, 2004.

     § 296 (1) No. 3 of the German Commercial Code (HGB) has been utilized with regard to one subsidiary, whose shares were held exclusively for the purpose of resale. In accordance with § 296 (2) of the German Commercial Code three affiliated enterprises are not included in the consolidated financial statements, because their results are of only minor significance for the presentation of the assets, financial situation and earnings of the group. Equally, in accordance with § 311 (2) of the German Commercial Code two enterprises were not included in the at-equity consolidation.

     The annual financial statements for the individual enterprises in the group were drawn up in accordance with the accounting and valuation methods applying to KfW. Loans and advances and liabilities, and income and expenditure between the consolidated enterprises were netted. The first consolidation was made by the book value method with the values stated on the group’s balance sheet date.

     The capital was consolidated on the basis of the values stated on the date the enterprises were first included in the group’s accounts. The differences in the liabilities resulting from the capital consolidation total EUR 446 million and are included in the group’s retained earnings.

     The annual financial statements for KfW International Finance Inc. are drawn up in foreign currency and the amounts were converted at the official middle exchange rate on December 31, 2004.

ACCOUNTING AND VALUATION METHODS.

The financial statements for 2004 for KfW and for KfW Bankengruppe have been drawn up in accordance with the requirements of the German Commercial Code (HGB), the Ordinance Regarding the Accounting System for Banks (RechKredV) and the Law Concerning KfW. The special provisions of the D-Mark Balance Sheet Law (DMBilG) have also been observed. In the financial statements the reserves from the ERP Special Fund and the contractual allocation of interest earnings to these are shown separately, as is the allocation to the capital reserves, which are shown as a memo item. Statements on individual items in the Balance Sheet, which may be made either in the Balance Sheet or the Notes, are given in the Notes.

     The cash in hand, loans and advances to banks and customers, investments, investments in associated enterprises and shares in affiliated enterprises and the other assets have been shown at cost, par or a lower value. Differences between notional amounts and lower disbursement amounts of loans or advances have been included in the deferred income.

The securities held as a liquidity reserve (including securitised compensation claims on public authorities) are valued strictly at the lower of cost or market, where they are not covered by off-balance sheet business. Securities held as fixed assets are shown on a modified application of this principle. In part, securities are aggregated with the derivatives contracts (interest swap contracts) concluded for price hedging to form separately documented valuation units. No allocations of securities to the trading stock have been made. The statutorily required write-ups were made.

     Fixed assets are shown at acquisition or production cost, reduced by straight line depreciation in accordance with the expected useful life of the items. Minor items were fully written off in the year of acquisition.

     Liabilities are shown at repayment value; differences between agreed higher repayment amounts and issue amounts have been included in the item “Prepaid expenses and deferred charges”.

     Accrued pension liabilities and similar obligations were valued in accordance with actuarial principles on the basis of “Richttafeln für die Pensionsversicherung” (Mortality and Disability Tables) of 1998 by Dr. Klaus Heubeck. For KfW the part-value method was used, with interest rates for accounting purposes of 3 % and 6%, respectively. The other accrued estimated liabilities are shown at their expected recourse value.

     Sufficient allowance has been made for risks, most of which are on loans as a result of the structure of KfW’s business, through appropriate provisions and allocation to the fund for general bank risks in accordance with § 340 g of the German Commercial Code. The allocations are shown in the item “Write-downs of and value adjustments on loans and certain securities and increase of allowances for possible loan losses”. The possibility for netting in the Statement of Income in accordance with § 340 f (3) and § 340 c (2) of the German Commercial Code has been utilized.

     In the year under review receivables from the Equity Capital Assistance Programmes were for the first time not shown under the item “Loans and advances to banks” but under “Loans and advances to customers”.

     In 2004 commission income and expenses from the financing of defeasance lease structures was netted and shown under the item “Commissions earned”. For better comparability, the previous year’s figures have been adjusted accordingly.

NOTES ON THE ASSETS.

Loans and Advances to Banks
EUR million

		Remaining term
		Up to 3	More than 3 months	More than 1 year	More than
	At call	months	to 1 year	to 5 years	5 years	Pro rata interest	Total
Dec. 31, 2004 KfW	25	23,042	11,100	40,286	99,175	2,988	176,616
Dec. 31, 2004 Group	52	23,191	11,143	40,499	98,841	3,010	176,736
Dec. 31, 2003 KfW	161	15,810	10,441	40,418	95,954	2,535	165,319
Dec. 31, 2003 Group	171	15,849	10,481	40,629	95,892	2,556	165,578

	KfW	Group
of which to:
affiliated enterprises	598	0
enterprises, in which KfW holds a stake	3	3,045
without handlings banks’ liability	2,835	2,835
minor assets	0	0

Loans and Advances to Customers
EUR million

		Remaining term
		Up to 3	More than 3 months	More than 1 year	More than
	At call	months	to 1 year	to 5 years	5 years	Pro rata interest	Total
Dec. 31, 2004 KfW	0	4,687	7,011	30,609	51,082	1,724	95,113
Dec. 31, 2004 Group	0	4,725	7,053	30,809	50,924	1,734	95,245
Dec. 31, 2003 KfW	0	3,295	6,406	30,447	49,089	1,608	90,845
Dec. 31, 2003 Group	0	3,364	6,505	30,559	48,842	1,616	90,886

	KfW	Group
of which to:
affiliated enterprises	772	37
enterprises, in which KfW holds a stake	14	105
minor assets	616	616

BONDS AND OTHER FIXED-INCOME SECURITIES.

Amounts shown under “Bonds and other fixed-income securities” due in the year following the balance sheet date:

Due the following year
EUR million

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Balance sheet date	KfW	KfW	Group	Group
Money market paper, bonds and notes	5,908	4,380	5,794	3,983
Par value	5,862	4,352	5,753	3,967

Own bond issues	842	357	956	754
Par value	838	353	947	738

Total	6,750	4,737	6,750	4,737
Par value	6,700	4,705	6,700	4,705

The item “Bonds and other fixed-income securities” includes loans and advances to:

EUR million

	KfW	Group
Affiliated enterprises	1,326	0
Enterprises in which KfW holds a stake	0	0

The item “Bonds and other fixed-income securities” includes:

EUR million

	KfW	Group
Listed securities	24,620	24,625
Unlisted securities	1,229	1,229
Marketable securities	25,849	25,854

SECURITIES TRANSACTIONS UNDER REPURCHASE AGREEMENTS.

In the context of genuine repurchase transactions (sell & buy back transactions, repos) securities to the book value of EUR 1,088 million were repurchased.

FIXED ASSETS.

Fixed Assets as per December 31, 2004 KfW
EUR thousand

		Residual book	Residual book
	Changes1)	value as per	value as per
	2004	Dec. 31, 2004	Dec. 31, 2003
	(7)	(8)	(9)
Investments	8,410	37,471	29,061
Shares in affiliated enterprises	21,204	1,084,940	1,063,736
Securities treated as fixed assets	(1,549,844)	2,879,194	4,429,038
Total	(1,520,230)	4,001,605	5,521,835

	Acquisition/						Write-downs/	Residual book	Residual book
	production					Adjustments		value as per	value as per
	costs2)	Inflows	Outflows	Transfers	Allocations	Total	2004	Dec. 31, 2004	Dec. 31, 2003
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Intangible assets	42,388	5,496	597	0	0	40,581	6,968	6,706	8,484
Tangible assets3)	664,069	139,786	5,416	0	0	178,477	32,333	619,962	515,160
Total	706,457	145,282	6,013	0	0	219,058	39,301	626,668	523,644
Sum								4,628,273	6,045,479

1) Including price changes.

2) The Relief Facility under § 31 (6) of the EC Commercial Code has been utilised.

3) Of which as per December 31, 2004:	— total value of land and buildings used for the bank’s activities EUR 593,226,000
— total value of office furniture and equipment EUR 26,736,000

Fixed Assets as per December 31, 2004 Group
EUR thousand

		Residual book	Residual book
	Changes1)	value as per	value as per
	2004	Dec. 31, 2004	Dec. 31, 2003
	(7)	(8)	(9)
Investments	(162,311)	1,345,025	1,507,336
Shares in affiliated enterprises	(2)	11,843	11,845
Securities treated as fixed assets2)	(1,558,966)	2,879,194	4,438,160
Total	(1,721,279)	4,236,062	5,957,341

	Acquisition/						Write-downs/	Residual book	Residual book
	production					Adjustments		value as per	value as per
	costs2)	Inflows	Outflows	Transfers	Allocations	Total	2004	Dec. 31, 2004	Dec. 31, 2003
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Intangible assets	45,629	5,793	645	0	0	43,662	7,383	7,115	9,009
Tangible assets3)	740,867	120,494	5,705	0	0	218,303	33,871	637,353	553,472
Total	786,496	126,287	6,350	0	0	261,965	41,254	644,468	562,481
Sum								4,880,530	6,519,822

1) Including price changes.

2) The Relief Facility under § 31 (6) of the EC Commercial Code has been utilised.

3) Of which as per December 31, 2004:	— total value of land and buildings used for the bank’s activities EUR 599,509,000
— total value of office furniture and equipment EUR 28,062,000

Bonds and other fixed-income securities, as well as shares and other non-fixed income securities, intended as a permanent part of operations and so usually held until maturity, have been included with the securities treated as fixed assets. They are shown separately in the accounts and valued following the lower of cost or market principle (modified). The decline in securities treated as fixed assets is mainly due to the redemption of securities upon maturity.

     The book value of the marketable bonds not valued at the lower of cost or market and included in the item “Bonds and other fixed-income securities” is EUR 2,774 million.

The item “Shares and other non-fixed income securities” includes:

EUR million

	KfW	Group
Listed securities	11,958	11,969
Unlisted securities	4,280	4,280
Marketable securities	16,238	16,249

The total holding is valued at the lower of cost or market.

Information on Equity Investments
EUR thousand and %

The enterprises numbered 1 to 5 are included in the consolidated financial statements as affiliated enterprises, and 6 is an associated enterprise.

					Net income
		Share held	Equity Capital1)		for the year1)
Name and domicile of company		in %	EUR thousand		EUR thousand
1.	DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne	100.0	895,397		44,230
2.	Finanzierungs- und Beratungsgesellschaft mbH (FuB), Berlin	100.0	9,939		3,542
3.	KfW International Finance Inc., Delaware, USA	100.0	7	2)	0	2)
4.	KfW Beteiligungsholding AG, Bonn	100.0	781,700		21,206
5.	tbg Technologie-Beteiligungs-Gesellschaft mbh, Bonn	100.0	429,135		0
6.	IKB Deutsche Industriebank AG, Düsseldorf	37.8	2,034,263	3)	104,827	3)

1)	As per Dec. 31, 2004.

2)	Converted at the rate on Dec. 31, 2004 (EUR 1 = USD 1.3621).

3)	As per March 31, 2004.

The full list of shareholdings in accordance with §§ 285, No 11 and 313 (2) of the German Commercial Code is deposited with the district court in Frankfurt am Main.

The item “Investments” includes:

EUR thousand

	KfW	Group
Listed securities	0	622,748
Unlisted securities	22,353	48,791
Marketable securities	22,353	671,539

Assets on a trust basis
EUR million

	KfW		Group
Loans and advances to banks
a) At call	189		189
b) Other loans and advances	815	1,004	943	1,132
Loans and advances to customers		6,898		6,929
Investments		2		44
Shares		1		1
Sum		7,905		8,106

OTHER ASSETS.

The item “Other assets” of KfW mainly includes rights to recovery from the realisation of collateral in the amount of EUR 25 million and claims on the German government in the amount of EUR 21 million. The group figure also includes claims of KfW Beteiligungsholding on the financial administration in the amount of EUR 32 million.

PREPAID EXPENSES AND DEFERRED CHARGES.

The difference contained in the item “Prepaid expenses and deferred charges” between the repayment amount and the lower issue amount of liabilities is EUR 537 million.

'

NOTES ON LIABILITIES.

Maturities Structure of Borrowed Funds
EUR million

		Remaining term
		Up to 3	More than 3 months	More than 1 year	More than
	At call	months	to 1 year	to 5 years	5 years	Pro rata interest	Total
Funds borrowed from banks with agreed term or period of notice
KfW	786	3,027	2,774	10,000	5,070	3,582	25,239
Group	746	3,052	2,795	10,028	5,087	3,586	25,294
as per Dec. 31, 2003 KfW	141	2,718	2,251	10,720	8,317	3,176	27,323
as per Dec. 31, 2003 Group	107	2,758	2,296	10,793	8,336	3,179	27,469

Funds borrowed from customers
- Other borrowed funds with agreed term or period of notice
KfW	417	10,588	12,785	36,034	24,619	1,490	85,933
Group	168	8,120	2,942	22,229	20,896	954	55,309
as per Dec. 31, 2003 KfW	238	8,355	14,473	40,674	36,268	1,655	101,663
as per Dec. 31, 2003 Group	141	3,191	4,888	18,216	29,926	908	57,270
KfW	1,203	13,614	15,558	46,034	29,689	5,072	111,172
Group	914	11,172	5,737	32,256	25,983	4,539	80,603

in %
KfW	1	12	14	41	27	5	100
Group	1	14	7	40	32	6	100

Due the following year

	KfW	Group
Securitised liabilities
- bonds issued	33,688	46,007
as per December 31, 2003	20,469	35,253

Liabilities to Affiliated Enterprises and Enterprises in which KfW/KfW Bankengruppe holds a stake
EUR million

	Securitised and non-securitised liabilities
			To enterprises in which KfW/
	To affiliated enterprises		KfW Bankengruppe holds a participation
	KfW	Group	KfW	Group
Funds borrowed from banks	41	0	0	0
Funds borrowed from customers	30,691	0	0	2
Securitised liabilities	0	0	0	341	1)
Total	30,732	0	0	343

1) As far as can be ascertained.

Liabilities on a trust basis
EUR million

	KfW		Group
Funds borrowed from banks
a) At call	0		0
b) With agreed term or period of notice	57	57	57	57
Funds borrowed from customers
a) Savings deposits
b) Other liabilities
ba) At call	824		825
bb) With agreed term or period of notice	7,024	7,848	7,224	8,049
Total		7,905		8,106

OTHER LIABILITIES.

The “Other liabilities” are mainly the difference on the conversion of foreign currency positions hedged with swaps to the amount of EUR 9.5 billion.

DEFERRED INCOME.

The item “Deferred income” includes discounts on loans and advances totalling EUR 1,290 million.

SUBORDINATED LIABILITIES.

In connection with the acquisition of shares of Deutsche Telekom AG and Deutsche Post AG for the further privatisation of these corporations the German government granted KfW a subordinated loan of EUR 500 million. The loan bears an agreed interest rate of 3.9475% and is due for repayment on November 11, 2008. KfW is not obligated to repay the subordinate loan ahead of schedule. The terms of subordination of this loan are in line with the requirements of the German Banking Act (KWG).

     Interest expenses for the subordinate loan amounted to EUR 19.7 million. This interest accrued but not yet due in the amount of EUR 2.7 million is reported under the item “Other liabilities”.

EQUITY CAPITAL.

Group Equity according to GAS No. 7
EUR million

		Group’s
	Dec. 31, 2003	net income	Other changes	Dec. 31, 2004
KfW’s subscribed capital	3,750.0	0.0	0.0	3,750.0
Outstanding contributions, not requested	(450.0)	0.0	0.0	(450.0)
Capital reserves	1,603.8	0.0	0.0	1,603.8
Reserve from the ERP Special Fund	606.5	0.0	47.4	653.9
Retained Group earnings
a) Statutory reserve under § 10 (2) of the KfW Law	618.4	188.1	0.0	806.5
b) Special reserve under § 10 (3) of the KfW Law	1,235.3	128.8	0.0	1,364.0
c) Special reserve under § 17 (4) D-Mark Balance Sheet Law	47.6	0.0	0.0	47.6
d) Other retained earnings	527.5	51.6	0.0	579.1
Group equity	7,939.1	368.4	47.4	8,354.9

Of the group’s net income for the year of EUR 368 million, an amount corresponding to KfW’s net income for the year of EUR 317 million was allocated to the statutory reserve (EUR 188 million) and to the special reserve (EUR 129 million) in accordance with § 10 (2) and (3) of the KfW Law. The net income for the year of EUR 52 million achieved by the consolidated subsidiaries was allocated to the other retained earnings. KfW’s equity capital is EUR 7,776 million.

OTHER REQUIRED NOTES ON THE LIABILITIES.

CONTINGENT LIABILITIES.

The group’s liabilities under guarantees total EUR 61,376 million. Of the total amount as per Dec. 31, 2004 EUR 56,361 million was credit default swaps, EUR 5,012 million was credit guarantees (of which guarantees for aircraft finance totalled EUR 917 million, guarantees on special loans EUR 1,085 million and guarantees for housing construction EUR 510 million), and EUR 3 million was letters of credit.

     The new guarantees for third party risks given in 2004 amounted to EUR 17,612 million; they result mainly from the assumption of third party risks of credit default in connection with securitisation transactions of a total of EUR 16,416 million. Altogether EUR 6,751 million was redeemed.

OTHER OBLIGATIONS.

The group’s irrevocable loan commitments total EUR 36,458 million, of which EUR 11,491 million is export and project finance, EUR 18,066 million is investment finance, EUR 3,898 million is loans to promote the developing countries and EUR 3,003 million is guarantees.

NOTES ON THE STATEMENT OF INCOME.

SEGMENT REPORTING.

The segment reporting in accordance with GAS 3-10 follows the structure of the internal control of the business units of KfW Bankengruppe.

The composition of our segments is shown in the following overview:

Segment Reporting

Investment Finance Germany/Europe

•	Equity Finance (incl. tbg — Technologie-Beteiligungs-Gesellschaft mbH)

•	Corporate Investments/Industrial Pollution Control Finance

•	Education and Social Finance

•	Infrastructure and Housing Finance

•	Global Loans

•	Asset Securitisation

Export and Project Finance

•	Promotion of German and European Exports

•	Financing of Direct and Other Corporate Investment

Promotion of the Developing Countries

•	Promotion of the Developing and Transition Countries on behalf of the German Federal Government (budget funds) and with Complementary Market Funds raised by KfW

•	DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, (Promotion of the Private Sector)

Advisory and other Services/Participations

•	Holding Arrangements for the Federal Government

•	Shareholdings

•	Securities Investments

•	Other services

A detailed description of the products and services offered by the individual business units is contained in the statements presented under “KfW’s Business Units” of this annual report.

The operative business units are measured on the basis of the net operating result and the allocated equity capital. The individual positions are based on the following methods:

•	Net interest income was itemised according to the principle of the market interest rate method1). The position also includes internally calculated return on equity.

•	The allocation of administrative expenses by cost centres to the individual segments is based on the results of activity-based costing2).

•	Risk provisions were charged to the individual segments on the basis of a risk assessment made at the time of the close of the transactions.

•	The segment assets contain the total assets of KfW Bankengruppe. The allocation of the own funds3) to the segments is effected on the basis of the corresponding risk position (pursuant to Principle I of the German Banking Act).

Segment Reporting by Business Unit
EUR million

	Investment		Promotion	Advice/		Trans-
	Finance	Project-/	of the	Services/		ference/	KfW
	Germany/	Export-	Developing	Partici-	Central	Consoli-	Banken-
Primary Segments	Europe	Finance	Countries	pations	Segment	dation	gruppe
+ Interest received, net
2004	320	433	134	62	484	143	1.575
2003	330	422	140	97	466	114	1.569
+ Commissions received, net
2004	99	92	101	32	0	(134)	190
2003	71	77	99	26	0	(123)	150
- Administrative expenses
2004	257	96	154	41	0	3	552
2003	265	89	153	66	0	3	576

1)	Under this method the calculation of interest margins is based on the assumption of a refinancing at matching maturities.

2)	The costs incurred in the organisational units are allocated to the individual products by means of business processes.

3)	The own funds include the paid-in subscribed capital, reserves and the Fund for general bank risks pursuant to § 340 g of the German Commercial Code.

(cont.)

	Investment		Promotion	Advice/		Trans-
	Finance	Project-/	of the	Services/		ference/	KfW
	Germany/	Export-	Developing	Partici-	Central	Consoli-	Banken-
Primary Segments	Europe	Finance	Countries	pations	Segment	dation	gruppe
+ Net result from financial transactions/other operating result
2004	3	0	0	2	108	(89)	23
2003	1	0	2	6	335	(189)	155
- Risk provisions/valuations, net
2004	77	292	29	(15)	509	(84)	808
2003	119	244	41	1	783	(201)	987
= Income from current operations
2004	87	137	52	70	82	0	428
2003	18	166	47	62	18	0	311

Assets
2004	183,342	46,435	21,938	68,769	8,112	0	328,596
2003	173,826	49,733	21,784	61,605	6,946	0	313,894
Liabilities
2004	178,094	43,034	20,917	65,361	7,927	1,608	316,941
2003	169,423	46,652	20,897	58,598	6,811	1,574	303,955
Risk-weighted positions
2004	48,286	33,883	2,431	35,238	1,835	0	121,673
2003	46,151	35,257	1,469	34,249	1,539	0	118,665
Own funds
2004	5,249	3,401	1,021	3,408	184	(1,608)	11,655
2003	4,403	3,081	887	3,007	135	(1,574)	9,939

In %
Return on average allocated own funds1)
2004	1.8	4.2	5.4	2.2			4.0
2003	0.5	4.9	5.0	2.6			3.2
Cost income ratio2)
2004	61.0	18.3	65.8	42.8			30.9
2003	66.0	17.8	63.7	50.9			30.9

1)	Ratio of income from current operations to average allocated own funds.

2)	Ratio of administrative expenses to net income (net interest received, net commissions received, other operating income).

SEGMENT REPORTING BY REGION.

As KfW Bankengruppe maintains no foreign branch offices the geographic segmentation of the volume of lending is made on the basis of the customers’ country of domicile. The remaining asset positions are allocated to the domestic activities.

Segment Reporting by Region
EUR million

					Latin			Trans-
		Euroland			America			ference/	KfW
		(without	Other	North	including	Asia/		Consoli-	Banken-
Secondary Segments	Germany	Germany)	Europe	America	Caribbean	Australia	Africa	dation	gruppe
+ Interest received, net
2004	938	55	129	30	114	132	34	143	1,575
2003	951	68	119	52	97	141	27	115	1,569
+ Commissions received, net
2004	157	31	37	4	11	52	32	(134)	190
2003	117	19	33	3	11	51	39	(123)	150
- Administrative expenses
2004	298	56	55	18	27	80	15	3	552
2003	322	48	55	24	25	75	24	3	576
+ Net result from financial transactions/other operating result
2004	112	0	1	0	0	(1)	0	(89)	23
2003	342	0	1	0	0	0	1	(189)	155
- Risk provisions/ valuations, net
2004	619	43	93	30	50	26	31	(84)	808
2003	928	34	69	26	68	50	13	(201)	987
= Income from current operations
2004	291	(13)	19	(14)	48	77	20	0	428
2003	160	5	29	5	15	67	30	0	311

Assets
2004	229,796	27,379	23,084	9,027	7,243	24,808	7,259	0	328,596
2003	223,418	20,858	20,235	10,229	8,089	23,720	7,345	0	313,894
Liabilities
2004	221,390	25,963	21,615	8,513	6,733	24,118	7,002	1,608	316,941
2003	216,015	19,764	19,125	9,716	7,533	23,114	7,114	1,574	303,955

(cont.)

					Latin			Trans-
		Euroland			America			ference/	KfW
		(without	Other	North	including	Asia/		Consoli-	Banken-
Secondary Segments	Germany	Germany)	Europe	America	Caribbean	Australia	Africa	dation	gruppe
Risk-weighted positions
2004	80,725	14,102	12,449	5,126	3,475	4,733	1,064	0	121,673
2003	80,011	12,521	10,681	5,869	4,310	4,289	984	0	118,665
Own funds
2004	8,406	1,416	1,469	515	511	689	258	(1,608)	11,655
2003	7,403	1,094	1,110	513	556	606	231	(1,574)	9,939

In %
Return on average allocated own funds1)
2004	3.7	(1.1)	1.5	(2.8)	9.0	12.0	8.3		4.0
2003	2.4	0.5	2.9	0.9	2.6	10.4	14.0		3.2
Cost income ratio2)
2004	24.7	65.0	32.8	54.4	21.4	43.6	23.1		30.9
2003	22.8	55.3	36.0	43.2	23.0	39.1	35.6		30.9

1)	Ratio of income from current operations to average allocated own funds.
2)	Ratio of administrative expenses to net income (net interest received, net commissions received, other operating income).

OTHER NOTES REQUIRED.

ASSETS AND DEBTS IN FOREIGN CURRENCIES.

The assets and debts in foreign currencies and the cash transactions not completed on the balance sheet date have been converted into euros at the official middle exchange rates quoted on December 31, 2004.

     Expenditure and earnings on currency conversion have been included in the “Net earnings on financial transactions”; the imparity principle has been observed.

     Revaluations of specific loan loss provisions in foreign currencies caused by exchange rates movements, which were included in previous years in the item “Write-downs of and value adjustments on loans and certain securities and increase in allowances for possible loan losses”, were in 2004 included in the net result on financial transactions.

     In the year under review allocations to the fund for general bank risks in accordance with § 340 g of the German Commercial Code were also made in foreign currencies.

Forward transactions were converted with due observance of the regulations on special cover or cover in the same currency. There were no effects from these on the Statement of Income.

     As per December 31, 2004 total assets in foreign currencies were EUR 47.8 billion, converted in accordance with § 340 h (1) of the German Commercial Code.

     Total debts in foreign currencies were EUR 111.3 billion.

DERIVATIVES REPORT.

KfW Bankengruppe uses the following forward transactions/derivative products, mainly to hedge against the risk of changes in interest rates and exchange rates, and other price and credit risks:

1.	Interest-rate related forward transactions/derivative products

•	Interest rate swaps

•	Interest rate options

•	Caps and floors

2.	Currency-related forward transactions/derivative products

•	Cross-currency swaps

•	FX swaps

•	Forward exchange deals

3.	Share price-related and other price risk-related forward transactions/derivative products

•	Share options under standstill agreements

4.	Credit derivatives

•	Single Name Credit Default Swaps

     The following presentation of the derivatives business was adjusted in accordance with the requirements of § 285 No. 18 of the German Commercial Code. It discloses the positive and negative market values of the derivatives positions as of December 31, 2004.

     As derivatives instruments are used to hedge market risks of on-balance sheet business, whose values move in opposite directions, these instruments are treated as off-balance sheet items.

     All types of contracts are valued according to the mark-to-market method. In cases where market prices were not available for derivatives instruments, fair values were established by means of market parameters based on generally acknowledged option price models and present value estimates.

     Purchased and written options are classified as other assets (EUR 4.0 million) or other liabilities (EUR 18 million) in the amounts paid as premiums.

KfW 2004
EUR million

			Fair values	Fair values
	Nominal values	Nominal values	positive	negative
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
Volumes
Contracts with interest rate risks
Interest swaps	252,410	227.942	7,348	9,209
Interest options of which: Purchases	220	0	3	0
Sales	784	1.405	0	11
Caps and Floors1)	615	716	3	3
	254,029	230,063	7.354	9.223
Others1)	0	0	0	0
Total	254,029	230,063	7,354	9,223
Contracts with currency risks
Cross-currency swaps	77.862	68,131	1,430	11,127
FX swaps	20.410	8,287	137	539
Forward exchange swaps	29	205	2	1
Total	98,301	76,623	1,569	11,667
Share and other price risks1)	1,000	0	91	0
Credit derivatives2)
of which: Purchases	40	0	0	0
Sales	0	0	0	0
Total	40	0	0	0

1)	Derivative financial instruments do not include embedded derivatives. The previous year’s figures were adjusted accordingly.

2)	here: Single name credit default swaps

Nominal values	Interest risks1)		Currency risks		Other price risks1)		Credit derivatives2)
EUR million	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Maturity
Remaining term of
• up to 3 months	14,344	8,818	20,297	8,821	1.000	0	0	0
• > 3 months to 1 year	29,606	22,340	14,313	11,797	0	0	0	0
• > 1 to 5 years	90,843	111,997	19,691	34,600	0	0	40	0
• > 5 years	119,236	86,908	44,000	21,405	0	0	0	0
Total	254,029	230,063	98,301	76,623	1.000	0	40	0

1)	Derivative financial instruments do not include embedded derivatives. The previous year’s figures were adjusted accordingly.

2)	here: Single name credit default swaps

EUR million

			Fair values	Fair values
	Nominal values	Nominal values	positive	negative
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
Counterparties
OECD Banks	282,268	236,835	6,818	17,080
Banks outside the OECD	0	0	0	0
Other counterparties	69,062	67,626	2,156	3,442
Public authorities	2,040	2,225	40	368
Total	353,370	306,686	9,014	20,890

KfW group 2004
EUR million

			Fair values	Fair values
	Nominal values	Nominal values	positive	negative
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
Volumes
Contracts with interest risks
Interest swaps	253,764	229,144	7,384	9,229
Interest options of which: Purchases	270	0	4	0
Sales	784	1,405	0	11
Caps and floors1)	671	804	3	3
	255,489	231,353	7,391	9,243
Others1)	0	0	0	0
Total	255,489	231,353	7,391	9,243
Contracts with currency risks
Cross-currency swaps	78,373	68,589	1,493	11,129
FX swaps	20,410	8,287	137	539
Forward exchange swaps	29	213	2	1
Total	98,812	77,089	1,632	11,669
Share and other price risks1)	1,000	0	91	0
Credit derivatives2) of which: Purchases	40	0	0	0
Sales	0	0	0	0
Total	40	0	0	0

1)	Derivative financial instruments do not include embedded derivatives. The previous year’s figures were adjusted accordingly.

2)	here: Single name credit default swaps

Nominal values	Interest risks1)		Currency risks		Other price risks1)		Credit derivatives2)
EUR million	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Maturity
Remaining term of
• up to 3 months	14,350	8,818	20,325	8,840	1,000	0	0	0
• > 3 months to 1 year	29,747	22,432	14,382	11,957	0	0	0	0
• > 1 to 5 years	91,632	112,871	19,857	34,785	0	0	40	0
• > 5 years	119,760	87,232	44,248	21,507	0	0	0	0
Total	255,489	231,353	98,812	77,089	1,000	0	40	0

1)	Derivative financial instruments do not include embedded derivatives. The previous year’s figures were adjusted accordingly.

2)	here: Single name credit default swaps

EUR million

			Fair values	Fair values
	Nominal values	Nominal values	positive	negative
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
Counterparties
OECD Banks	284,234	238,558	6,918	17,102
Banks outside the OECD	3	5	0	0
Other counterparties	69,066	67,655	2,156	3.442
Public authorities	2,038	2,225	40	368
Total	355,341	308,443	9,114	20,912

In addition, KfW has taken on the default risks on SME and housing loans (EUR 55.4 billion) as well as risks in connection with the sale of debt owed to the Federal Republic of Germany (EUR 0.9 billion) and transferred them to the capital market. These risks assumed through credit derivatives in the total amount of EUR 56.3 billion (2003: EUR 46.5 billion) are shown under the item “Contingent liabilities”. The transfer of the risk to the capital market was made through credit default swaps (EUR 50.8 billion) or credit linked notes (EUR 5.5 billion).

LOANS IN THE NAME OF THIRD PARTIES FOR THIRD PARTY ACCOUNT.

The loans outstanding in the name of third parties and for third party account totalled EUR 2,817 million as per December 31, 2004.

PERSONNEL.

The average number of staff, not including the Board of Managing Directors and trainees, but including temporary staff, is calculated from the figures at quarter endings during the year under review.

	2004 KfW	2003 KfW	2004 Group	2003 Group
Female employees	1,589	1,548	1,828	1,802
Male employees	1,665	1,657	1,869	1,868
Staff not covered by collective agreements	1,883	1,867	2,141	2,135
Staff covered by collective agreements	1,371	1,338	1,556	1,535
Total	3,254	3,205	3,697	3,670

REMUNERATIONS AND LOANS TO MEMBERS OF THE BOARD OF
MANAGING DIRECTORS AND THE BOARD OF SUPERVISORY DIRECTORS.

The total remuneration paid to members of the Board of Managing Directors for 2004 in the group was EUR 2,532,203.25. This includes EUR 132,726.93 for non-cash benefits and other remuneration. The current salary components were uniformly fixed at EUR 399,912.72 for all members of the Board of Managing Directors.

     The remuneration paid to members of the Board of Supervisory Directors of KfW was EUR 210,747.00. It is composed as follows:

The remuneration for the Chairman of the Board of Supervisory Directors is EUR 12,782.00 annually, for the Deputy Chairman of the Board of Supervisory Directors it is EUR 10,226.00 annually, for the members of the Board of Supervisory Directors it is EUR 5,113.00 annually, for the members of the Loan Approvals Committee it is 614.00 annually and for the members of the Legal and Administrative Committee it is EUR 307.00 annually. Remuneration is paid on a pro-rata basis if members join or leave the Board of Supervisory Directors during the current year.

     A liability of EUR 33,211,346.00 had been accrued at Dec. 31, 2004 for obligations under pension arrangements for retired members of the Board of Managing Directors and their surviving dependants, current payments amounted to EUR 3,058,690.57.

     Loans to members of the Board of Managing Directors amounted to EUR 55,907.85 on Dec. 31, 2004.

     The interest rates range from 2% to 5%.

RELATED PARTY DISCLOSURES.

Related parties or companies in the sense of GAS 11 are natural and legal persons and companies over which the reporting company may exercise an influence or which may exercise an influence over the reporting company. KfW is a public law institution owned 80% by the Federal Republic of Germany and 20% by the federal states. Transactions concluded in the year under review with the German government and individual companies in which the German government holds stakes and which are shown in the annual report on state shareholdings (Beteiligungsbericht des Bundes) were conducted within the framework set by the KfW Law. The objective of the holdings of the German government is to fulfil the promotional mission laid down in the KfW Law.

     In addition to the members of the Board of Managing Directors and the Board of Supervisory Directors, other management staff may also be related parties in accordance with GAS 11. Related parties, defined in this sense, are shown in the list of mandates and the organisation chart of KfW.

     Transactions with these persons or their close relatives may be entered into in the framework of generally accessible loan offers at the KfW’s usual terms and conditions. For reasons of materiality internal transactions (advances and loans) entered into with the directors of KfW are not stated here.

MANDATES HELD BY STATUTORY REPRESENTATIVES OR OTHER REPRESENTATIVES
ON SUPERVISORY BOARDS OF MAJOR JOINT STOCK COMPANIES IN ACCORDANCE
WITH §267 (3) OF THE GERMAN COMMERCIAL CODE.

Hans W. Reich
Aareal Bank AG, Wiesbaden
HUK-Coburg Haftpflicht-Unterstützungs-Kasse kraft-
fahrender Beamter Deutschlands a. G. in Coburg, Coburg
HUK-Coburg-Holding AG, Coburg
Deutsche Telekom AG, Bonn
IKB Deutsche Industriebank AG, Düsseldorf
RAG Aktiengesellschaft, Essen (until February 3, 2005)
ThyssenKrupp Steel AG, Duisburg
Deutsche Post AG, Bonn

Dr. Peter Klaus
Allgemeine HypothekenBank Rheinboden AG,
Frankfurt am Main
DVB Bank AG, Frankfurt am Main
Georgsmarienhütte Holding GmbH, Georgsmarienhütte
STEAG AG, Essen
ThyssenKrupp Technologies AG, Essen

Ingrid Matthäus-Maier
DEG — Deutsche Investitions- und Entwicklungs-
gesellschaft mbH, Cologne
Deutsche BauBeCon AG, Hannover
Salzgitter Handel GmbH, Düsseldorf

Wolfgang Kroh
DEG — Deutsche Investitions- und Entwicklungs-
gesellschaft mbH, Cologne

Heinrich Heims
EKO Stahl GmbH, Eisenhüttenstadt

Waltraud Wolff
Saarstahl AG, Völklingen

As per December 31, 2004

BOARD OF SUPERVISORY DIRECTORS.

Wolfgang Clement
Federal Minister of Economics and Labour
Chairman (until December 31, 2004)
Deputy Chairman (since January 1, 2005)

Hans Eichel
Federal Minister of Finance
Deputy Chairman (until December 31, 2004)
Chairman (since January 1, 2005)

Dietrich Austermann
Member of the German Bundestag
(Federal Parliament)
Member appointed by the Bundestag

Dr. Günter Baumann
Member of the Board of Managing Directors of DIHK Deutscher
Industrie- und Handelskammertag
Representative of Industry

Anton F. Börner
President of the Bundesverband des Deutschen Groß- und Außenhandels e.V.
Representative of Trade

Klaus Brandner
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag (until December 31, 2004)

Dr. Rolf-E. Breuer
President of the Bundesverband deutscher Banken e.V.
Representative of the Commercial Banks

Dr. Ulrich Brixner
Chairman of the Board of Managing Directors of DZ BANK AG
Representative of the Cooperative Banks

Jochen Dieckmann
Minister of Finance of the State of North Rhine-Westphalia
Member appointed by the Bundesrat (Upper House) (until December 31, 2004)

Rüdiger Dorn
President Haus & Grund Deutschland
Representative of the Housing Industry (since January 1, 2005)

Prof. Dr. Kurt Faltlhauser
Minister of Finance of the Bavarian State Ministry of Finance
Member appointed by the Bundesrat (Upper House) (since January 1, 2005)

Joschka Fischer
Federal Minister of Foreign Affairs

Dr. Thomas R. Fischer
Chairman of the Board of Managing Directors of WestLB
Representative of the Mortgage Banks (since January 1, 2005)

Lutz Freitag
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.
Representative of the Housing Industry (until December 31, 2004)

Dr. Rolf-Jürgen Freyberg
Chairman of the Board of Managing Directors of BGAG Beteiligungsgesellschaft der Gewerkschaften AG
Representative of the Trade Unions

Jürgen Grieger
President of the Verband deutscher Hypothekenbanken e.V.
Representative of the Mortgage Banks (from February 18, 2004 to December 31, 2004)

Prof. Dr. Hans-Günter Henneke
Managing Director of the Deutscher Landkreistag
Representative of the Municipalities

Dr. Dietrich H. Hoppenstedt
President of the Deutscher Sparkassen-  und Giroverband e.V.
Representative of the Savings Banks

Bartholomäus Kalb
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag

Roland Koch
Minister President of the State of Hesse
Member appointed by the Bundesrat (Upper House)

Renate Künast
Federal Minister of Consumer Protection, Food and Agriculture

Waltraud Lehn
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag

Friedrich Merz
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag (until December 31, 2004)

Prof. Dr. Wolfgang Methling
Minister for the Environment of the State of Mecklenburg-West Pomerania
Member appointed by the Bundesrat (Upper House)

Dr. Horst Metz
Minister of Finance of the Free State of Saxony
Member appointed by the Bundesrat (Upper House)

Hartmut Möllring
Minister of Finance of the State of Lower Saxony
Member appointed by the Bundesrat (Upper House)

Margret Mönig-Raane
Deputy Chairman of ver.di e.V.
Representative of the Trade Unions

Stefan Ortseifen
Spokesman of the Board of Managing Directors of IKB Deutsche Industriebank AG
Representative of the Industrial Loan Banks (since January 1, 2005)

Ronald Pofalla
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag (since January 1, 2005)

Heinz Putzhammer
Member of the Executive Board of the Deutscher Gewerkschaftsbund
Representative of the Trade Unions

Dr. Michael Rogowski
President of the Bundesverband der Deutschen Industrie e.V.
Representative of Industry

Christine Scheel
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag

Hanns-Eberhard Schleyer
Secretary-General of the Zentralverband des Deutschen Handwerks
Representative of the Crafts

Michael Sommer
Chairman of the Deutscher Gewerkschaftsbund
Representative of the Trade Unions

Gerhard Sonnleitner
President of the Deutscher Bauernverband e.V.
Representative of Agriculture

Jörg-Otto Spiller
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag (since January 1, 2005)

Dr. Ralf Stegner
Minister of Finance of the State of Schleswig-Holstein
Member appointed by the Bundesrat (Upper House)

Ludwig Stiegler
Member of the German Bundestag (Federal Parliament)
Member appointed by the Bundestag

Dr. Manfred Stolpe
Federal Minister of Transport, Building and Housing

Erwin Teufel
Minister President of the State of Baden-Württemberg
Member appointed by the Bundesrat (Upper House)

Dr. Alexander von Tippelskirch
Spokesman (ret.) of the Board of Managing Directors of IKB Deutsche Industriebank AG
Representative of the Industrial Loan Banks (until December 31, 2004)

Jürgen Trittin
Federal Minister of the Environment, Nature Protection and Reactor Safety

Heidemarie Wieczorek-Zeul
Federal Minister of Economic Cooperation and Development

THE BOARD OF MANAGING DIRECTORS.

Dr. Peter Klaus          Detlef Leinberger          Hans W. Reich (Chairman)
Ingrid Matthäus-Maier          Wolfgang Kroh          Dr. Peter Fleischer

Dr. Peter Klaus	Detlef Leinberger	Hans W. Reich (Chairman)

Ingrid Matthäus-Maier	Wolfgang Kroh	Dr. Peter Fleischer

Frankfurt am Main, January 24, 2005
KfW

Auditor’s Report.

AUDITOR’S REPORT REPRINT.

After concluding our audit we gave the following unqualified report:

AUDITOR’S REPORT.

We have audited the annual financial statements, together with the bookkeeping system, and the consolidated financial statements of KfW, Frankfurt am Main, with combined notes, as well as the combined management report of KfW and the group for the business year from January 1 to December 31, 2004. The bookkeeping system and the preparation of these documents in accordance with German commercial law and the regulations in the Law concerning KfW and its By-Laws are the responsibility of the Board of Managing Directors of KfW. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, as well as on the consolidated financial statements and the combined management report of KfW and the group based on our audit.

     We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual und consolidated financial statements in accordance with German principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of KfW and the group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes for the annual financial statements assessing the accounting principles used and for the consolidated financial statements assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used as well as for both statements the evaluation of significant estimates made by the Board of Managing Directors, and evaluating the overall presentation of the annual and consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

     In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of KfW and the group, respectively, in accordance with German principles of proper accounting. On the whole the combined management report provides a suitable understanding of KfW’s and the group’s position and suitably presents the risks of future development.

Frankfurt am Main, March 1, 2005
PwC Deutsche Revision, Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ Wagener	/s/ ppa. Dr. Ott
Wagener	ppa. Dr. Ott
Wirtschaftsprüfer	Wirtschaftsprüfer

SUPPLEMENTARY INFORMATION ON FUNDED DEBT OF KFW BANKENGRUPPE(1)(2)

Funded Debt Outstanding

					Principal Amount
			Year of		Outstanding at
	Interest Rate (%)		Incurrence	Maturity	December 31, 2004
	nominal	effective			(EUR in millions)
1. Borrowed Funds
Schuldscheindarlehen(3)	0.50-20.18	1.51-21.78	1980-2004	2005-2056	29,436
Loans from
Federal Republic(4)	0.00-5.82	0.00-5.82	various(5)	various(5)	13,289
ERP Special Fund	0.00-8.00	0.00-8.00	various(5)	various(5)	19,968
Other lenders	2.05-9.45	3.01-9.45	1990-2004	2005-2019	7,297
Securities account(6)	1.75-8.85	1.78-8.85	Various	various	2,889

					72,879

2. Bonds and Notes Issued
Bonds and Notes	0.10-15.25	0.07-15.527	1992-2003	2004-2038	198,602

Total funded debt(7)					271,481

(1)	Issues of KfW International Finance are included in the item Bonds, Issues of Deutsche Investitions-und Entwicklungsgesellschaft are included in the item Schuldscheindarlehen.

(2)	Includes all debt with initial maturities of more than 1 year. The presentation in this table follows neither German GAAP applicable to KfW nor the U.S. GAAP classification of debt according to maturities as described under “KfW — Capitalization”. All funded debt of KfW is unsecured.

(3)	Including credit-linked Schuldscheindarlehen with their legal maturity. Interest rates of credit-linked Schuldscheine include a risk premium in accordance with the probability of default of the underlying loan portfolio.

(4)	The item “Federal Republic” includes a subordinated loan extended by the Federal Republic in the context of the purchase of shares of Deutsche Telekom AG and Deutsche Post AG by KfW from the Federal Republic in 2003.

(5)	Dates of incurrence and maturities of loans from the Federal Republic or the ERP Special Fund match the dates of incurrence and maturities of loans made with such funds.

(6)	Debt for prepaid interest and insurance fees in connection with export finance loans and other security deposits.

(7)	Includes the following debt in currencies (before any related swap transactions).

Principal
Amount
Outstanding at
December 31,
Currency	2004
(in millions)
Australian dollars	5,028
Canadian dollars	1,500
Czech korunas	13,000
EURO	175,674
Hongkong dollars	2,388
Japanese yen	1,466,280
New Zealand dollars	350
Norwegian kroner	11,850
Polish zloty	100
Pounds sterling	19,274
South African rand	1,350
Swedish kronor	3,260
Swiss francs	2,500
U.S. dollars	67,082
Hungary Forint	48,000
Singapore Dollar	400

Repayment Schedule for Funded Debt(1)(2)(3)(4)(5)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	After 2014	Total
	(EUR in millions)
1. Borrowed Funds:
Schuldscheindarlehen:
Principal	4,722	2,773	3,054	4,083	4,074	2,893	967	229	305	505	5,830	29,436
Interest	1,330	1,109	1,005	867	680	492	405	380	367	358	9,331	16,324
Loans from ERP Special Fund:
Principal	2,204	2,073	2,003	1,918	1,755	1,626	1,500	1,388	1,236	1,051	3,215	19,968
Interest	738	674	601	525	451	380	316	258	206	156	333	4,638
Other lenders:
Principal	863	960	1,105	1,012	1,249	1,084	25	452	57	211	280	7,297
Interest	325	297	251	192	145	92	50	35	26	19	25	1,456
2. Bonds and Notes issued:
Principal	24,641	32,761	31,761	20,408	22,075	10,083	9,324	7,149	7,280	7,313	25,809	198,602
Interest	8,037	7,181	5,792	4,585	3,884	2,989	2,511	2,108	1,722	1,411	12,401	52,619

Total Borrowed Funds and Bonds and Notes issued:
Principal	32,429	38,567	37,923	27,420	29,152	15,687	11,815	9,217	8,878	9,080	35,134	255,303
Interest	10,430	9,261	7,649	6,169	5,160	3,952	3,281	2,781	2,321	1,944	22,089	75,038

Total	42,859	47,828	45,573	33,588	34,312	19,639	15,096	11,998	11,199	11,024	57,223	330,341

(1)	No repayment schedule for loans from the Federal Republic has been provided, since the terms of such loans provide for repayment by KfW at the time and solely to the extent that KfW has been repaid by the ultimate recipient of such loans.

(2)	Floating rate interest for each loan is calculated on the basis of the most recent interest rate adjustment made before December 31, 2004.

(3)	Contracts with embedded early redemption options which are not exercised until December 31, 2004 are considered with their initial final maturities.

(4)	Totals may not add due to rounding.

(5)	Includes all debt with initial maturities of more than 1 year.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY ACCEPTED
GERMAN AND UNITED STATES ACCOUNTING PRINCIPLES

     The financial statements and the consolidated financial statements of KfW have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute — the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

     As a result, KfW’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). KfW is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

     The following is a summary of differences between German GAAP and U.S. GAAP as of the dates of KfW’s consolidated financial statements included in this annual report. It should not be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of KfW or notes thereto.

Investment Securities

     Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

     Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities,” securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statements of income.

Transfer of financial assets

     Under German GAAP, a transferee is permitted to recognize a financial asset if it has legal ownership and the transferee participates in some risks and rewards related to the financial asset, regardless of whether the transferor has surrendered control.

     Under US GAAP, a transferee recognizes a financial asset only if the transferor has relinquished control over the financial asset and the transferee has obtained control over the asset, as specified by detailed criteria, all of which have to be met. Otherwise, the transfer for cash or other consideration is accounted for by the transferee as a secured lending with a pledge of collateral.

Derivative Instruments and Hedge Accounting

     Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of KfW, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting. Credit-default swaps provided as credit risk protection are disclosed as contingent liabilities.

     Under U.S. GAAP (SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the hedge relationship is recognized in income.

Provision for loan losses

     German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

     Under U.S. GAAP, guidance relating to the impairment of loans is included in SFAS 5, “Accounting for Contingencies,” and SFAS 114, “Accounting by Creditors for Impairment of a Loan”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. SFAS 5 requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable (general reserves). Such general reserves are calculated on a consistent basis considering historical experience and other appropriate risk factors.

Certain provisions and reserves

     German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is also permitted and disclosed on the face of the balance sheet.

     Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with SFAS 5, “Accounting for Contingencies,” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Reacquired own debt securities

     Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in current income.

     Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and equipment

     Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

     U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

Scope of Consolidation

     Under German GAAP, consolidation of all significant majority-owned subsidiaries is required. Consolidation is not required if the necessary information cannot be obtained without unreasonable expense or delay or if the shares are held for purposes of re-sale. Entities in which an equity interest is held and whose business and financial policy is subject to material influence (associated companies) are valued at equity, unless the shares are held for re-sale.

     Under U.S. GAAP, the determination when an entity is to be consolidated has traditionally been determined based on a voting control model. While this model is still applicable, new FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) has broadened the scope of consolidation to include a risk and rewards model. Variable interest entities (“VIE’s”), which often are special purposes entities, in which a parent does not have a controlling voting interest but the parent absorbs the majority of the VIE’s expected losses or residual returns must also be consolidated. The equity method is generally required for investments where the parent company has more than 20% of the voting rights or if factors indicate that significant influence exists. Furthermore, U.S. GAAP does not provide any exemption from consolidation or equity accounting based on significance or the intent to resell the investment.

Business combinations and goodwill

     Under German GAAP, business combinations may be accounted as a pooling of interest or under the purchase method. When purchase accounting is applied, goodwill arising on the acquisition of an entity can be offset directly against reserves or capitalized and amortized over the estimated economic useful life, generally over a period of 15 business years.

     Under U.S. GAAP, for all business combinations initiated after July 1, 2001, business combinations are accounted under the purchase method. The pooling of interest method of accounting is no longer permitted. Goodwill is no longer amortized, but, instead, is tested for impairment annually at the reporting unit level, or more frequently based upon facts and circumstances.

Pension provisions

     Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

     Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases. Actuarial gains or losses outside of a 10% “corridor” must immediately be recognized as a component of net pension cost. Gains and losses inside the corridor can be amortized over future periods.

Assets and liabilities held in trust

     Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

Guarantees

     Under German GAAP, a guarantor records an accrual and a corresponding charge to the income statement when an enterprise has a present obligation as a result of a past event and it is expected, based on available evidence, that payment would have to be made to the guaranteed party.

     Under U.S. GAAP, a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Deferred Taxes

     Under German GAAP, deferred taxes are not recognized for temporary differences that are not expected to reverse in the foreseeable future, and temporary differences that are expected to reverse during future periods in which net operating losses are expected to be available to offset income taxes that would otherwise be payable.

     Under U.S. GAAP, deferred taxes are generally recognized for all temporary differences. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred tax assets attributable to net operating loss carryforwards. A valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized.”

     Exhibit (e) of the Annual Report on Form 18-K for the fiscal year ended December 31, 2003 is hereby amended by replacing it with the following text:

“Auditor’s Consent

We hereby consent to the incorporation by reference in the Registration Statements on Form S-B (Nos. 333-121363 and 333-121363-01) of KfW and KfW International Finance Inc. of our report dated March 1, 2005 relating to the financial statements, which appears in this Form 18-K/A.

April 12, 2005

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

By: /s/ Struwe	By: /s/ ppa. Dr. Ott

Struwe Wirtschaftsprüfer (German Public Auditor)	ppa. Dr. Ott Wirtschaftsprüfer (German Public Auditor)“

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants KfW and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Hans W. Reich
Hans W. Reich
Managing Director

By:	/s/ Wolfgang Kroh
Wolfgang Kroh
Managing Director

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

Date: April 12, 2005